SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                             Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR                                Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER               June 30, 2003

--------------------------------------------------------------------------------
REGISTRATION  WITH THE CVM DOES NOT IMPLY ANY  REVIEW  OF THE  COMPANY.  COMPANY
MANAGEMENT IS SOLELY  RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION  CONTAINED
HEREIN.
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01.01 - IDENTIFICATION

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1 - CVM CODE  2 - COMPANY NAME                         3 - CNPJ (Federal Tax ID)
    01811-2   COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV  02.808.708/0001-07
--------------------------------------------------------------------------------
4 - NIRE (State Registration Number)
3.530.015.770
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01.02 - HEAD OFFICE

--------------------------------------------------------------------------------
1 - ADDRESS                                                         2 - DISTRICT
Rua Dr. Renato Paes de Barros, 1017 4º andar                        Itaim Bibi
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3 - ZIP CODE      4 – CITY                                             5 - STATE
04530-001         São Paulo                                            SP
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6 - AREA CODE    7 – TELEPHONE     8 - TELEPHONE     9 - TELEPHONE    10 - TELEX
011              2122-1200         -                 -
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11 - AREA CODE   12 – FAX             13 - FAX               14 - FAX
011              2122-1201            -                      -
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15 - E-MAIL
acinv@ambev.com.br
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01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

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1- NAME
Luis Felipe Pedreira Dutra Leite
--------------------------------------------------------------------------------
2 - ADDRESS                                                         3 - DISTRICT
Rua Dr. Renato Paes de Barros, 1017 - 4º andar                      Itaim Bibi
--------------------------------------------------------------------------------
4 - ZIP CODE         5 - CITY                                          6 - STATE
04530-001            Sao Paulo                                         SP
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7 - AREA CODE    8 – TELEPHONE    9 - TELEPHONE    10 - TELEPHONE     11 - TELEX
011              2122-1514        -                -
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12 - AREA CODE     13 - FAX             14 - FAX               15 - FAX
011                2122-1526            -                      -
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15 - E-MAIL
acinv@ambev.com.br
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01.04 –ITR AUDIT AND AUDITOR INFORMATION

-----------------------------------------------------------------------------------------------------------------
        CURRENT YEAR                       CURRENT QUARTER                         PREVIOUS QUARTER
-----------------------------------------------------------------------------------------------------------------
 1 - BEGINNING      2. END    3 - QUARTER   4 – BEGINNING    5 - END    6 - QUARTER   7 - BEGINNING    8 - END
-----------------------------------------------------------------------------------------------------------------
   01/01/2003     12/31/2003       2         04/01/2003    06/30/2003        1         01/01/2003    03/31/2002
-----------------------------------------------------------------------------------------------------------------
09 – INDEPENDENT ACCOUNTANT                                            10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes                         00287-9
-----------------------------------------------------------------------------------------------------------------
11. RESPONSIBLE PARTNER                                 12 – CPF (RESPONSIBLE PARTNER’S INDIVIDUAL TAX ID)
Paulo Cesar Estevão Netto                               018.950.957-00
-----------------------------------------------------------------------------------------------------------------

01.05 – CAPITAL STOCK

--------------------------------------------------------------------------------
Number of Shares   1 - CURRENT QUARTER   2 - PREVIOUS QUARTER  3 - SAME QUARTER,
(in thousands)           06/30/2003             03/31/2003       PREVIOUS YEAR
                                                                   06/30/2002
--------------------------------------------------------------------------------
Paid-in Capital
--------------------------------------------------------------------------------
1 – Common               15,735,878             15,795,903         15,795,903
--------------------------------------------------------------------------------
2 – Preferred            22,801,455             22,824,827         22,824,827
--------------------------------------------------------------------------------
3 – Total                38,537,333             38,620,730         38,620,730
--------------------------------------------------------------------------------
Treasury Stock
--------------------------------------------------------------------------------
4 – Common                  104,546                120,780              5,270
--------------------------------------------------------------------------------
5 – Preferred               399,489                383,041             66,920
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6 – Total                   504,035                503,821             72,190
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01.06 - COMPANY PROFILE

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1 – TYPE OF COMPANY
Commercial, Industrial and Other
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2 – STATUS
Operational
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3 – NATURE OF OWNERSHIP
Private National
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4 – ACTIVITY CODE
1030100 – Beverages
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5 – MAIN ACTIVITY
Production of beer and soft drinks
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6 – CONSOLIDATION TYPE
Full
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7 – TYPE OF REPORT OF INDEPENDENT AUDITORS
Unqualified
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01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

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1 – ITEM            2 – CNPJ (Federal Tax ID)           3 - COMPANY NAME
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01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

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1 - ITEM   2 - EVENT    3 - APPROVAL    4 – AMOUNT     5 - DATE OF PAYMENT   6 - TYPE OF      7 - AMOUNT PER
                                                                             SHARE            SHARE
---------------------------------------------------------------------------------------------------------------

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

------------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - DATE OF   3 - CAPITAL STOCK             4 - AMOUNT OF CHANGE           5 - NATURE OF CHANGE     7 – NUMBER OF SHARES    8 -SHARE PRICE WHEN ISSUED
           CHANGE           (IN THOUSANDS OF REAIS)       (IN THOUSANDS OF REAIS)                              ISSUED                          (IN REAIS)
                                                                                                                     (IN UNITS)
------------------------------------------------------------------------------------------------------------------------------------------------------------------

01.10 - INVESTOR RELATIONS OFFICER

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1- DATE                  2 – SIGNATURE
07/31/2003
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02.01 - BALANCE SHEET – ASSETS (in R$ thousands)

---------------------------------------------------------------------------------------------------------------
1 – Code          2 – Description                                         3 - 06/30/2003        4 - 03/31/2003
---------------------------------------------------------------------------------------------------------------
1                 Total assets                                                 5,836,913             5,596,223
---------------------------------------------------------------------------------------------------------------
1.01              Current assets                                                 135,964                82,274
---------------------------------------------------------------------------------------------------------------
1.01.01           Available funds                                                     72                   393
---------------------------------------------------------------------------------------------------------------
1.01.01.01        Cash and cash equivalents                                           72                   393
---------------------------------------------------------------------------------------------------------------
1.01.02           Credits                                                         46,169                49,401
---------------------------------------------------------------------------------------------------------------
1.01.02.01        Taxes recoverable                                               46,169                49,401
---------------------------------------------------------------------------------------------------------------
1.01.03           Inventories                                                          0                     0
---------------------------------------------------------------------------------------------------------------
1.01.04           Other                                                           89,723                32,480
---------------------------------------------------------------------------------------------------------------
1.01.04.01        Dividends and/or interest on own capital receivable             89,458                32,303
---------------------------------------------------------------------------------------------------------------
1.01.04.02        Other assets                                                       265                   177
---------------------------------------------------------------------------------------------------------------
1.02              Long-term receivables                                          512,717               478,822
---------------------------------------------------------------------------------------------------------------
1.02.01           Sundry credits                                                 434,732               400,837
---------------------------------------------------------------------------------------------------------------
1.02.01.01        Deposits in court                                               43,890                42,163
---------------------------------------------------------------------------------------------------------------
1.02.01.02        Advances to employees for purchase of shares                   189,584               188,005
---------------------------------------------------------------------------------------------------------------
1.02.01.03        Deferred income tax and social contribution                    201,258               170,669
---------------------------------------------------------------------------------------------------------------
1.02.02           Receivables from related parties                                     0                     0
---------------------------------------------------------------------------------------------------------------
1.02.02.01        Associated companies                                                 0                     0
---------------------------------------------------------------------------------------------------------------
1.02.02.02        Subsidiaries                                                         0                     0
---------------------------------------------------------------------------------------------------------------
1.02.02.03        Other related parties                                                0                     0
---------------------------------------------------------------------------------------------------------------
1.02.03           Other                                                           77,985                77,985
---------------------------------------------------------------------------------------------------------------
1.02.03.01        Other assets                                                    77,985                77,985
---------------------------------------------------------------------------------------------------------------
1.03              Permanent assets                                             5,188,232             5,035,127
---------------------------------------------------------------------------------------------------------------
1.03.01           Investments                                                  5,188,232             5,035,127
---------------------------------------------------------------------------------------------------------------
1.03.01.01        Associated companies                                                 0                     0
---------------------------------------------------------------------------------------------------------------
1.03.01.02        Subsidiaries                                                 5,187,221             5,033,416
---------------------------------------------------------------------------------------------------------------
1.03.01.02.01     Subsidiaries                                                 4,825,870             4,650,880
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1.03.01.02.02     Subsidiaries – Goodwill/Negative goodwill (net)                361,351               382,536
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1.03.01.03        Other investments                                                1,011                 1,711
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1.03.02           Property, plant and equipment                                        0                     0
---------------------------------------------------------------------------------------------------------------
1.03.03           Deferred charges                                                     0                     0
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02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (in R$ thousands)

---------------------------------------------------------------------------------------------------------------
1 – Code          2 – Description                                         3 - 06/30/2003        4 - 03/31/2003
---------------------------------------------------------------------------------------------------------------
2                 Total liabilities and shareholders’ equity                   5,836,913             5,596,223
---------------------------------------------------------------------------------------------------------------
2.01              Current liabilities                                            315,747               117,964
---------------------------------------------------------------------------------------------------------------
2.01.01           Loans and financings                                                 0                     0
---------------------------------------------------------------------------------------------------------------
2.01.02           Debentures                                                           0                     0
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2.01.03           Suppliers                                                            0                     0
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2.01.04           Taxes, charges and contributions                                   431                 2,380
---------------------------------------------------------------------------------------------------------------
2.01.04.01        Other taxes, charges and contributions                             431                 2,380
---------------------------------------------------------------------------------------------------------------
2.01.05           Dividends payable                                              228,664               114,369
---------------------------------------------------------------------------------------------------------------
2.01.05.01        Dividends payable                                                5,467                 5,674
---------------------------------------------------------------------------------------------------------------
2.01.05.02        Provision for interest on own capital                          223,197               108,695
---------------------------------------------------------------------------------------------------------------
2.01.06           Provisions                                                         819                 1,168
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2.01.06.01        Social and labor                                                   403                   576
---------------------------------------------------------------------------------------------------------------
2.01.06.02        Statutory                                                          416                   592
---------------------------------------------------------------------------------------------------------------
2.01.07           Payable to related parties                                      85,790                     4
---------------------------------------------------------------------------------------------------------------
2.01.08           Other                                                               43                    43
---------------------------------------------------------------------------------------------------------------
2.01.08.01        Payroll, profit sharing and related charges                          0                     0
---------------------------------------------------------------------------------------------------------------
2.01.08.02        Other liabilities                                                   43                    43
---------------------------------------------------------------------------------------------------------------
2.02              Long-term liabilities                                        1,044,718               821,803
---------------------------------------------------------------------------------------------------------------
2.02.01           Loans and financings                                                 0                     0
---------------------------------------------------------------------------------------------------------------
2.02.02           Debentures                                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.02.03           Provisions                                                     125,631               125,568
---------------------------------------------------------------------------------------------------------------
2.02.03.01        For contingencies                                              125,631               125,568
---------------------------------------------------------------------------------------------------------------
2.02.04           Payable to related parties                                     918,659               696,235
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2.02.05           Other                                                              428                     0
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2.03              Deferred income                                                      0                     0
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2.05              Shareholders’ equity                                         4,476,448             4,656,456
---------------------------------------------------------------------------------------------------------------
2.05.01           Subscribed and Paid-in capital                               3,124,059             3,046,244
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2.05.02           Capital reserves                                                16,592                93,939
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2.05.02.01        Advances for future capital increase                                 0                77,347
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2.05.02.02        Share repurchase option premium                                  4,867                 4,867
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2.05.02.03        Premium on sale of treasury stock                               11,725                11,725
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2.05.03           Revaluation reserves                                                 0                     0
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2.05.03.01        Own assets                                                           0                     0
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2.05.03.02        Subsidiary/associated companies                                      0                     0
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2.05.04           Revenue reserves                                               921,523             1,116,006
---------------------------------------------------------------------------------------------------------------
2.05.04.01        Legal                                                          138,253               138,253
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2.05.04.02        Statutory                                                      954,606             1,109,104
---------------------------------------------------------------------------------------------------------------
2.05.04.02.01     For investments                                                928,732                75,516
---------------------------------------------------------------------------------------------------------------
2.05.04.02.02     For future capital increase                                     25,874             1,033,588
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2.05.04.03        For contingencies                                                    0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04.04        Unrealized profits                                                   0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04.05        Retained earnings                                                    0                     0
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2.05.04.06        Special reserve for undistributed dividends                          0                     0
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2.05.04.07        Other revenue reserves                                       (171,336)             (131,351)
---------------------------------------------------------------------------------------------------------------
2.05.04.07.01     Treasury stock                                               (171,336)             (131,351)
---------------------------------------------------------------------------------------------------------------
2.05.05           Retained earnings                                              414,274               400,267
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03.01 – INCOME STATEMENT (in R$ thousands)

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1 - CODE      2 – DESCRIPTION                                   3 - 04/01/2003 to         4 - 01/01/2003 to          5 - 04/01/2002 to          6 - 01/01/2002 to
                                                                       06/30/2003                06/30/2003                 06/30/2002                 06/30/2002
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.01          Gross sales and/or services                                       0                         0                          0                          0
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3.02          Deductions                                                        0                         0                          0                          0
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3.03          Net sales and/or services                                         0                         0                          0                          0
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3.04          Cost of sales and/or services                                     0                         0                          0                          0
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3.05          Gross profit                                                      0                         0                          0                          0
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3.06          Operating Expenses/Income                                    97,743                   784,282                    388,639                    571,624
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3.06.01       Selling                                                           0                         0                          0                          0
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3.06.02       General and administrative                                    (861)                   (2,821)                    (2,273)                    (3,632)
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3.06.02.01    Administrative                                                (328)                     (969)                    (1,144)                    (2,217)
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3.06.02.02    Management fees                                                (71)                     (888)                      (927)                    (2,764)
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3.06.02.03    Provisions for contingencies                                  (462)                     (964)                      (202)                      1,349
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3.06.03       Financial                                                  (26,544)                  (29,401)                   (15,086)                   (27,932)
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01    Financial income                                              4,699                    21,433                      7,148                      9,092
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02    Financial expenses                                         (31,243)                  (50,834)                   (22,234)                   (37,024)
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.04       Other operating income                                           11                        19                          0                          0
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05       Other operating expenses                                   (21,245)                  (42,429)                   (60,478)                   (85,707)
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05.01    Goodwill amortization - subsidiaries                       (21,185)                  (42,369)                   (21,184)                   (42,369)
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05.02    Other                                                          (60)                      (60)                   (39,294)                   (43,338)
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3.06.06       Equity in the earnings of subsidiaries                      146,382                   858,914                    466,476                    688,895
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.07          Operating profit                                             97,743                   784,282                    388,639                    571,624
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3.08          Non-operating results                                             1                 (215,443)                          0                          0
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3.08.01       Income                                                            1                         1                          0                          0
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08.02       Expenses                                                          0                 (215,444)                          0                          0
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.09          Income before taxes/profit sharing                           97,744                   568,839                    388,639                    571,624
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.10          Income tax and social contribution                                0                         0                          0                          0
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3.11          Deferred income tax and social contribution                  30,589                    61,484                   (27,461)                     14,180
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12          Statutory profit sharing/contributions                          176                     7,148                    (2,505)                    (4,342)
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.01       Profit sharing                                                  176                     7,148                    (2,505)                    (4,342)
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.01.01    Management                                                      176                     7,148                    (2,505)                    (4,342)
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3.12.02       Contributions                                                     0                         0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.13          Reversal of interest on own capital                               0                         0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------------------------------------
3.15          Net income for the period                                   128,509                   637,471                    358,673                    581,462
------------------------------------------------------------------------------------------------------------------------------------------------------------------
              SHARES OUTSTANDING EXCLUDING TREASURY                    38,033,298                38,033,298                 38,548,540                 38,548,540
              STOCK (in thousands)
------------------------------------------------------------------------------------------------------------------------------------------------------------------
              EARNINGS PER SHARE                                          0.00338                   0.01676                    0.00930                    0.01508
------------------------------------------------------------------------------------------------------------------------------------------------------------------
              LOSS PER SHARE
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(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE                                             Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR                                Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER               June 30, 2003

--------------------------------------------------------------------------------
       01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07
--------------------------------------------------------------------------------
04.01 – NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
All amounts in thousands of reais unless otherwise indicated

1 Operating Activities

(a) General considerations

Companhia de Bebidas das Américas - AmBev (the Company or AmBev), headquartered in São Paulo, Brazil, produces beer, draft beer, soft drinks, other non-alcoholic beverages, and malt either directly or by participating in other companies in Brazil and other Latin American countries.

AmBev has a franchise agreement with PepsiCo International, Inc. (PepsiCo) to bottle, sell and distribute Pepsi products in Brazil, including Gatorade, the isotonic sports drink, which is still under scrutiny by the Administrative Council for Economic Defense (CADE). There is also an agreement allowing Guaraná Antarctica, a soft drink, to be bottled, sold and distributed outside Brazil by PepsiCo. Based on this agreement, this product is already being sold in Portugal, Puerto Rico and Spain.

In October 2002, the Company and the Central American Bottling Corporation (CabCorp) announced the establishment of a partnership to explore the Caribbean and Central American beer markets.

AmBev shares are traded on the São Paulo Stock Exchange (BOVESPA), and on the New York Stock Exchange (NYSE), as American Depositary Receipts (ADRs).

(b) Strategic alliance with Quinsa

In January 2003, AmBev and Quilmes Industrial S.A. (Quinsa) announced the conclusion of a strategic alliance to integrate their operations, mainly in the Southern Cone Common Market (Mercosur).

Part of this strategic alliance contemplates licensing and distribution agreements under which Quinsa will produce and sell AmBev –and its subsidiaries – beer brands in Argentina, Bolivia, Paraguay, Uruguay and Chile, and AmBev will import, produce and sell Quinsa brands in Brazil.

During the quarter ended March 31, 2003, the Company acquired, including by intermediation of its subsidiaries, 230,920,000 class A shares and 26,388,914 class B shares issued by Quinsa, as well as 8.6% of the capital stock of Quilmes International (Bermuda) Ltd. (QIB), totaling an economic interest of 40.5%, for the amount of R$1,729,728 (paid in cash with R$1,429,073 and by contribution of assets located in Mercosur, at book value, in the amount of R$300,655). The goodwill of R$983,941 is based on future profitability, and shall be amortized over ten years.

Quinsa’s controllers have the right to exchange their 373.5 million class A shares (Quinsa shares) for AmBev shares during specified periods in each year starting as from April 2003. AmBev also has the right to determine the exchange of these shares for AmBev shares starting from the end of the 7th year (as from April 2003). In both cases, the number of AmBev shares to be issued to Quinsa's controller shareholders will be determined based on the projected EBITDA of the two companies.

The transaction was approved by the Comisión Nacional de Defensa de la Competencia (CNDC), the Argentinean anti-trust authority, subject to the following restrictions:

(i) Within  twelve  months,  as from  January  14,  2003,  Quinsa and AmBev (the
Parties) must sell the following assets:

     To an independent  financially sound foreign brewery which does not produce beer in the Argentine market (the Buyer):

     -    The Bieckert and Palermo brands;

     -    Transfer of the license to produce the  Heineken  brand.  In the event the  transfer  of  this  license  is not  feasible  (i.e.,  considered prejudicial  to the  Parties),  the  Imperial  brand must then be sold instead of the Heineken brand;

     -    The Norte brand, at the Buyer’s  discretion,  provided an agreement is reached  regarding the price.  In case of impasse,  the price shall be determined  by  the  evaluation  to  be  made  by an  investment  bank appointed by the Parties,  whose reputation  shall be  internationally recognized; and

     -    The  brewery  located in Lujan,  where the Brahma  brand is  currently produced.

     To a third party  other than the Buyer and which does not  produce  beer in the Argentine market:

     -    The malt  production  unit,  near the Bieckert beer  production  unit, located in Llavallol,  Buenos  Aires,  Argentina.  Alternatively,  the
          Parties  may agree to  transfer  to this  third-party,  the  rights to explore the production of malt in that unit for a period of ten years.

(ii) Within  twelve  months,  as from January 14, 2003,  the Parties must submit documentation to Argentina’s  anti-trust and fair trade authorities,  evidencing their commitment to:

     -    Permit the Buyer access to Quinsa’s  distribution network in Argentina for a period of seven years,  starting on the date the above-mentioned assets are sold, for the brands sold to the Buyer; and

     -    Not to induce  consumers  and  clients to purchase  other  products in cross-selling operations with beer.

(iii) The Parties shall take on a commitment with the Buyer to produce the Bieckert, Palermo and Heineken or Imperial (according to the circumstances) brands, for a two-year period, as from the date on which these assets are sold.

As of March 5, 2003, an order of the First Federal Circuit Court of Argentina (Juzgado Federal de Primera Instancia) suspended the established deadline for the sale of the assets, by means of an appeal requested by Companhia Industrial Cervejera S.A.

2 Significant Accounting Practices

(a) Quarterly information

The Company’s quarterly information has been prepared and is presented in accordance with accounting practices adopted in Brazil (Brazilian GAAP) and the regulations of the Brazilian Securities Commission (CVM).

The preparation of quarterly information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and other transactions, including the estimates related to the useful lives of fixed assets, provisions necessary for contingent liabilities, provisions for income tax and other similar provisions. Although they are the best estimates of management, actual results could differ from those estimates.

(b) Determination of net income

Income and expenses are recorded on the accrual basis. Sales revenues and cost of sales are recorded upon delivery of products.

(c) Current assets and long-term receivables

Cash and cash equivalents, represented by highly-liquid investments, such as investments in foreign-currency-denominated assets and holdings in investment funds, and with original maturity of 90 days or less, are recorded at market value. Financial investments, substantially represented by notes and securities denominated in foreign currency, government securities, bank deposit certificates and other financial assets, are recorded at cost plus accrued earnings. A provision for reduction to market values is recorded where necessary.

The consolidated provision for doubtful accounts receivable of R$139,003 on June 30, 2003 (R$140,662 on March 31, 2003) is recorded at an amount considered sufficient by management to cover probable losses on realization of the receivables.

Inventories are recorded at the average cost of purchases or production, adjusted by a provision for reduction to realization values when necessary. On June 30, 2003, the consolidated provision for reduction of inventories to net realization value amounted to R$13,081 (March 31, 2003 - R$13,158), and was recorded under Supplies and other, net.

Advertising and marketing expenses are deferred within each fiscal year and systematically appropriated to results of each month, in accordance with the projected sales volume, therefore reflecting the seasonal nature of monthly sales.

Other current assets and long-term receivables are recorded at cost, including, when applicable, accrued earnings. A provision for reduction to market values is recorded when necessary.

(d) Permanent assets

The investments of the Parent Company in subsidiaries and jointly-controlled companies are recorded using the equity method of accounting, including, in the initial determination, the harmonization of accounting practices to those adopted by the Company and splitting the acquisition cost into equity investment, goodwill and negative goodwill. Goodwill based on the appreciation of property, plant and equipment is amortized proportionally to the depreciation or realization of the book value of the assets, whereas the goodwill attributable to future profitability is amortized over five to ten years. Amortization of goodwill is recorded under Other operating expenses. Negative goodwill, attributed to various economic reasons, will only be amortized in the event of sale, in accordance with CVM regulations.

Property, plant and equipment are stated at cost and include the interest incurred in financing the construction of certain qualified assets. Maintenance and repair costs are recorded as expenses when incurred. Losses from breakages of bottles and crates during production are included in the cost of sales. Depreciation is calculated on the straight-line method, considering the useful lives of the assets, at the annual rates listed in Note 5.

Amortization of deferred charges is calculated on the straight-line basis, in up to ten years, as from the start of operations.

(e) Translation of the financial statements of foreign subsidiaries and associated companies

With the exception of the operations mentioned in the following paragraph, the financial statements of foreign subsidiaries and associated companies are prepared using the local currency as their functional currency (the functional currency of a company is the currency of the economic system in which the company operates), adjusted to reflect the inflation rate, when applicable, based on the variation of local price indices. Accordingly, their assets, liabilities and shareholders’ equity are translated into Reais at the current exchange rate on the date of the financial statements. Income statement accounts are translated and kept in Reais at the average exchange rate of the period. The net result is adjusted to the current exchange rate on the date of the financial statements under Other operating income.

The US dollar was adopted as the functional currency for malt operations in Argentina and Uruguay, since their prices and cash flows are substantially based on that currency. Thus the following procedures are adopted when preparing the financial statements of these subsidiaries:

(i) inventories, property, plant and equipment, accumulated depreciation, as well as shareholders' equity accounts are translated into US dollars at historical exchange rates and converted into Reais, as with monetary assets and liabilities, at the exchange rates on the date of the financial statements;

(ii) depreciation and other costs and expenses related to assets translated at historical exchange rates are calculated based on the value of assets in US dollars and converted and kept in Reais at the average exchange rate for the period. Other income accounts are translated and kept in Reais at the average exchange rates for the period. The net result is adjusted at the current exchange rate on the date of the financial statements under Other operating income.

As a result of the translation process, other gains and losses arising from the consolidation are recorded in the results of operations of the Company for the period under Other operating income.

Pursuant to Decree No. 664/2003 of Argentina’s Federal Government, the financial statements of the Quinsa Group’s subsidiaries located in Argentina were no longer adjusted for the inflation as of March 1st, 2003.

(f) Current and long-term liabilities

Current and long-term liabilities are stated at known or estimated values, including accrued charges and monetary corrections, where applicable.

(g) Forwards and currency and interest rate swaps

The nominal values of cross-currency interest rate swap operations and forwards are not recorded in the balance sheet.

With the exception of the operations described in the following paragraph, the Company enters into derivative financial instruments to hedge its consolidated exposure to currency and interest rate risks, which does not prevent redemption prior to their final maturities. Accordingly, as determined by corporate law, operations undesignated for accounting purposes are measured at the lower of cost based on the contractual conditions between the Company and third parties (value of the yield curve) or market value.

In order to neutralize the result of certain costing swaps, the Company contracts other identical operations of offsetting positions, with the same value at maturity, the same settlement date and the same restatement index. Accordingly, the two offsetting positions are measured based on value of the yield curve, being treated as designated for accounting purposes.

(h) Forward and swap operations in commodities

The nominal values of these operations are not recorded in the balance sheet; gains and losses are recognized in the Company’s results when the corresponding finished products are sold.

(i) Provision for contingencies and liabilities related to fiscal claims

Provisions for contingencies are updated for labor, tax, civil and commercial claims being contested at administrative and judicial levels, based on estimates of losses determined by the Company’s and its subsidiaries' external legal advisors, for lawsuits in which a loss is considered probable.

Tax savings obtained based on provisional injunctions relating to claims filed by the Company and its subsidiaries against the tax authorities, if recognized in the statement of income, are subject to provisioning until assured through a final favorable legal decision.

(j) Investment tax credits

The Company's subsidiaries have state fiscal incentive programs for the deferral of sales taxes in which taxes are partially or totally reduced. In some states the grace periods and reductions are unconditional. Where conditions have been established, however, they are related to events under the Company’s control. The benefits of the reduction in the payment of taxes are treated as a reserve for investment tax credits and recorded in the shareholders’ equity of the subsidiaries on the accrual basis, or when the subsidiaries comply with the principal requirements of state programs in order to obtain the benefits granted. In the Company’s consolidated financial statements this benefit is recorded as Other operating income (June 30, 2003 - R$38,609; June 30, 2002 - R$35,973).

(k) Income tax and social contribution on net income (CSLL)

Income tax and social contribution on net income are calculated at rates determined by applicable tax law. Charges are recorded on the accrual basis, including deferred taxes calculated on the temporary differences between the book and tax bases of assets and liabilities.

Deferred income tax is also recorded as an asset, corresponding to future tax benefits of income tax losses and negative social contribution bases for subsidiaries and associated companies in which the realization of benefits is considered probable, over a maximum period of ten years, based on the present value of taxable income projections, pursuant to CVM Regulation 273/98 and CVM Instruction 371/02.

(l) Employee benefits

As required by Accounting Rules and Procedures (NPC No. 26)—"Accounting for Employee Benefits" — issued by the Brazilian Institute of Independent Auditors (IBRACON) and approved by CVM Deliberation 371/00, the Company recognizes actuarial assets and liabilities related to benefits paid to employees.

The initial effect arising from the implementation of NPC No. 26 was recorded directly in the shareholders’ equity of the subsidiary CBB on December 31, 2001.

(m) Consolidated financial statements

All assets, liabilities and results of subsidiary companies are consolidated, the interest of minority shareholders in shareholders’equity and in the results of subsidiaries being segregated.

Investments in subsidiaries and the portion corresponding to their shareholders' equities, as well as intercompany assets, liabilities, income and expenses, were eliminated on consolidation.

The consolidated financial statements include the financial statements, prepared at the same dates, of the companies controlled by the Company, directly or indirectly.

For investees which are jointly-controlled through a shareholders' agreement, the consolidation includes the assets, liabilities and results in proportion to the total holding of the Company in their capital, as follows:

                                                Percentage (direct and indirect)
                                                                      of capital
                                               ---------------------------------
                                                      06.30.03         03.31.03
                                               ----------------   --------------
 Agrega Inteligência em Compras Ltda. (“Agrega”)           50.0             50.0
 Quinsa (i)                                                41.2             40.5

(i) 36.1% of voting capital. However, decisions are shared pursuant to the shareholders’ agreement between BAC and AmBev.

Quinsa’s and Agrega’s net assets, proportionally consolidated, amounted to:

. On June 30, 2003

                                        Agrega         Quinsa              Total
                                 --------------   --------------   -------------
Current assets                             303        348,493            348,796
Long-term receivables                                  92,430             92,430
Permanent assets                           425        989,920            990,345
Current liabilities                    (1,122)      (506,458)          (507,580)
Long-term liabilities                               (144,564)          (144,564)
Minority interest                                   (144,112)          (144,112)
                                 --------------   --------------   -------------
Total net assets                         (394)        635,709            635,315
                                 ==============   ==============   =============

. On March 31, 2003

                                        Agrega         Quinsa              Total
                                 --------------   --------------   -------------
Current assets                             530        394,402            394,932
Long-term receivables                                  88,561             88,561
Permanent assets                           432      1,137,639          1,138,071
Current liabilities                       (851)     (564,965)          (565,816)
Long-term liabilities                               (171,292)          (171,292)
Minority interest                                   (169,112)          (169,112)
                                 --------------   --------------   -------------
Total net assets                           111        715,233            715,344
                                 ==============   ==============   =============

The table below shows Quinsa’s main holdings in subsidiaries, fully consolidated in its financial statements and adjusted to the percentage holding adopted when preparing AmBev’s consolidated financial statements:

                                                        Total percentage holding
                                           -------------------------------------
                                                06.30.03                03.31.03
                                           -----------------    ----------------
CCBA S.A.                                               100                  100
CCBP S.A.                                               100                  100
Cerveceria Boliviana Nacional La Paz - CBN             66.1                 64.6
Cerveceria Chile S.A.                                  85.0                 84.8
Cerveceria Paraguay S.A. – Cervepar                    69.6                 69.6
Cerveceria y Malteria Quilmes S.A.I.C.A. y G.          84.8                 84.8
Fábrica Paraguaya de Vitrios S.A.                      62.7                 62.7
Fábricas Nacionales de Cerveza S.A. – FNC              50.7                 50.7
Quilmes International (Bermuda) Ltd. – QIB             93.6                 93.6
Salus S.A. - Salus                                     87.5                 87.5

(n) Transactions with related parties

Transactions with related parties include the buying and selling of raw materials such as malt, corks and various finished products, as well as services and administration of certain investment funds, which are eliminated, when applicable, in the Company's consolidated financial statements.

Loan agreements among group companies have undetermined maturity terms and are subject to financial charges equivalent to those on funds raised by the Company and its subsidiaries in the market. They are consolidated based on the same criteria as described above.

3 Inventories

                                                                    Consolidated
                                        ----------------------------------------

                                                   06.30.03             03.31.03
                                        -------------------  -------------------

 Finished products                                  146,850              128,097
 Work in progress                                    73,707               50,275
 Raw materials                                      383,853              540,123
 Production materials                               129,881              112,252
 Supplies and other, net                             92,948              122,043
                                        -------------------  -------------------
                                                    827,239              952,790
                                        ===================  ===================

4 Other Assets

                                                                  Parent Company               Consolidated
                                                      --------------------------- --------------------------

                                                          06.30.03      03.31.03      06.30.03     03.31.03
                                                      ------------- ------------- ------------- ------------

 Current assets
    Other accounts receivable                                  265           177       239,794      211,090
    Prepaid expenses                                                                   113,574       66,831
    Advances to suppliers                                                               14,967       13,492
                                                      ------------- ------------- ------------- ------------
                                                               265           177       368,335      291,413
                                                      ============= ============= ============= ============
 Long-term receivables
    Other taxes and charges recoverable                     77,985        77,985       330,693      333,864
    Prepaid expenses                                                                    49,417       52,517
    Other accounts receivable                                                           66,038       51,317
    Surplus assets – Instituto AmBev                                                    21,574       21,574
                                                      ------------- ------------- ------------- ------------
                                                            77,985        77,985       467,722      459,272
                                                      ============= ============= ============= ============

5 Property, Plant and Equipment

                                                                    Consolidated
                                    --------------------------------------------
                                                                          Annual
                                                                    depreciation
                                      06.30.03      03.31.03    percentage rates
                                  -------------  ------------  -----------------

 Cost
     Land                              198,185       206,911
     Buildings and constructions     2,025,039     2,102,013                   4
     Machinery and equipment         5,153,866     5,356,295            10 to 20
     Offsite equipment                 803,456       781,618            10 to 20
     Other assets and intangibles      724,504       549,663             4 to 20
     Construction in progress          100,667       169,696
                                  -------------  ------------

                                     9,005,717     9,166,196

 Accumulated depreciation          (5,414,465)   (5,474,784)
                                  -------------  ------------

                                     3,591,252     3,691,412
                                  =============  ============

On June 30, 2003, the subsidiaries held for sale properties, machinery and equipment with a book value of R$183,691 (March 31, 2003 –R$187,558), which are classified under long-term receivables is net of a provision for expected losses on realization on June 30, 2003 of R$53,035 (March 31, 2003 – R$53,969).

6 Deferred Charges

                                                                    Consolidated
                                               ---------------------------------
                                                          06.30.03      03.31.03
                                               ---------------------------------
Cost
Pre-operating                                              252,140       281,821
Implementation and expansion expenses                      191,096       173,857
Other                                                       85,558        67,634
                                               ---------------------------------

                                                           528,794       523,312

Accumulated amortization                                 (426,005)     (412,978)
                                               ---------------------------------
                                                           102,789       110,334
                                               =================================

7 Holdings in direct subsidiaries

(a) Changes, including goodwill and negative goodwill, during the quarter ended June 30, 2003

Description                             CBB          Eagle   Arosuco(ii)     Agrega     Hohneck(i)         Total
-------------------------------  -----------  -------------  -----------  ----------  -------------  ------------

Balance on March 31, 2003         1,774,168      3,259,124                      111            13      5,033,416
    Dividends receivable as
      interest on own capital      (57,155)                                                             (57,155)
      Purchase of investments                                    85,763                                   85,763
    Equity in the results           797,904       (707,849)      56,439        (111)(iii)      (1)       146,382
    Amortization of goodwill        (21,185)                                                             (21,185)
                                 -----------  -------------  -----------  ----------  -------------  ------------
Balance on June 30, 2003          2,493,732      2,551,275      142,202                        12      5,187,221
                                 ===========  =============  ===========  ==========  =============  ============

(i)  Headquartered abroad;
(ii) In May 2003, the subsidiary  Companhia Brasileira de Bebidas (CBB) sold its investment in Arosuco  Aromas e Sucos Ltda.  (Arosuco) to the Company,  for
     the book value of R$85,763; and
(iii)The equity in the  results of  subsidiaries  was  adjusted up to the equity value  maintained  by the Company.  In  addition,  a provision of R$394 was
     recorded  to  cover  for  losses  on  the  unsecured   liabilities  of  the
     jointly-controlled   company.  These  losses  are  recognized  under  Other
     operating expenses.

(b) Goodwill and negative goodwill

                                                                          Parent Company                     Consolidated
                                                         --------------------------------  -------------------------------

                                                               06.30.03         03.31.03         06.30.03        03.31.03
                                                         ---------------  ---------------  --------------- ---------------
Goodwill
   CBB - based on:
      Property, plant and equipment fair value excess           144,579          144,579          144,579         144,579
      Expected future profitability                             702,760          702,760          702,760         702,760
                                                         ---------------  ---------------  --------------- ---------------
                                                                847,339          847,339          847,339         847,339
    Expected future profitability
      Quinsa                                                          ,                ,          989,432         983,941
     Cervejaria Astra S.A.                                                                        123,211         123,211
     Cervecería y Maltería Paysandú - Cympay                                                       26,557          26,557
     Pilcomayo Participações S.A                                                                   33,891          33,891
     Malteria Pampa S.A                                                                            28,101          28,101
     Patí do Alferes Participações S.A                                                             16,922          16,922
     Cervejaria Miranda Corrêa S.A.                                                                 5,514           5,514
                                                         ---------------  ---------------  --------------- ---------------
                                                                847,339          847,339        2,070,967       2,065,476

    Quinsa and subsidiaries
       (proportionally consolidated)                                                              373,099         433,692
                                                         ---------------  ---------------  --------------- ---------------

Total goodwill                                                  847,339          847,339        2,444,066       2,499,168

Accumulated amortization                                       (336,042)        (314,857)        (563,224)       (519,806)
                                                         ---------------  ---------------  --------------- ---------------

Total goodwill, net                                             511,297          532,482        1,880,842       1,979,362
                                                         ---------------  ---------------  --------------- ---------------
Negative goodwill
     CBB                                                       (149,946)        (149,946)        (149,946)       (149,946)
     Inversiones Cerveceras Sociedad Anonima -
       Incesa (proportionally consolidated)                                                        (7,020)         (7,025)
                                                         ---------------  ---------------  --------------- ---------------

Total negative goodwill                                        (149,946)        (149,946)        (156,966)       (156,971)
                                                         ---------------  ---------------  --------------- ---------------

                                                                361,351          382,536        1,723,876       1,822,391
                                                         ===============  ===============  =============== ===============

During the quarter ended June 30, 2003, the Company acquired, through its subsidiaries, 1,080,200 Class B shares of Quinsa, totaling an economic interest of 41.2%, for the amount of R$18,516. The goodwill of R$5,491 is justified based on the expected future profitability, to be amortized over ten years.

The consolidated financial statements of Quinsa and its subsidiaries, the basis for initially determining the goodwill by the Company and its subsidiaries on January 31, 2003, were prepared in conformity with the accounting principles adopted by the Company for preparing its financial statements in accordance with Brazilian GAAP and CVM regulations.

(c) Information on direct subsidiaries

. On June 30, 2003

Description                                               CBB          Eagle      Arosuco       Agrega       Hohneck
                                                 -------------  ------------- ------------  ----------- -------------
Number of shares/quotas held (in thousands)
   Common shares/quotas                             3,442,186            276          0.3        1,375        10,000
   Preferred shares                                 6,073,132
                                                 -------------  ------------- ------------  ----------- -------------

   Total shares/quotas                              9,515,318            276          0.3        1,375        10,000
                                                 =============  ============= ============  =========== =============

Percentage of direct holding
   Preferred shares                                      99.9
   Common shares/quotas                                   100           99.9         99.7           50         0.009
   Total shares/quotas                                   99.9           99.9         99.7           50         0.009

Financial statements of direct subsidiaries:

   Adjusted shareholders’ equity (unsecured
      liabilities)                                  2,138,433      2,553,054      142,627         (788)    1,328,372
                                                 =============  ============= ============  =========== =============

   Adjusted net income (loss) for the quarter         776,724       (708,358)      35,168       (1,010)      (53,182)
                                                 =============  ============= ============  =========== =============

. On March 31, 2003

Description                                                        CBB         Eagle        Agrega        Hohneck
-------------------------------------------------------- --------------  -----------  -------------  -------------

Number of shares/quotas held (in thousands)
   Common shares/quotas                                      3,442,186           276         1,375         10,000
   Preferred shares                                          6,073,132
                                                         --------------  ------------  ------------  -------------

Total shares/quotas                                          9,515,318           276         1,375         10,000
                                                         ==============  ============  ============  =============

Percentage of direct holding
   Preferred shares                                               99.9
   Common shares/quotas                                            100          99.9            50          0.009
   Total shares/quotas                                            99.9          99.9            50          0.009

Financial statements of direct subsidiaries:

   Adjusted shareholders' equity                             1,393,025     3,260,423           222      1,381,554
                                                         ==============  ============  ============  =============

   Adjusted net income (loss) for the quarter                  649,885        43,602         (864)           (708)
                                                         ==============  ============  ============  =============

(d) Main indirect holdings in subsidiaries

                                                    Total percentage of indirect
                                                                         holding
                                                    ----------------------------
Company name                                                06.30.03    03.31.03
--------------------------------------------------  -----------------  ---------

Brazil
ANEP - Antarctica Empreendimentos e Participações Ltda.         100         100
Indústria de Bebidas Antarctica do Sudeste S.A.                98.8        98.8
CRBS S.A.                                                      99.8        99.8
Cervejaria Astra S.A.                                          97.2        97.2

Abroad
Jalua Spain S.A.                                                100         100
C.A. Cervecera Nacional S.A. - CACN                            50.2        50.2

8 Loans and financing - consolidated

                                                                                                Current                Long-term
                                                                Final            ----------------------- ------------------------
Type / purpose                 Financial charges (p.a.)         maturity date      06.30.03    03.31.03     06.30.03    03.31.03
--------------------------------------------------------------- ---------------- ----------- ----------- ------------ -----------
Local currency
    ICMS sales tax incentives  1.73%                            January 2012         39,075      29,305      347,814     337,298
    Fixed assets               3.05% above the TJLP             June 2009           246,447     245,343      352,035     404,064
    Other                      2.62% above the TJLP             June 2007               163         121          481         514
                                                                                 ----------- ----------- ------------ -----------

                                                                                    285,685     274,769      700,330     741,876
                                                                                 ----------- ----------- ------------ -----------

Foreign currency
      Syndicated loan          2.4% above quarterly LIBOR       August 2004           6,382       6,906      936,006   1,108,899
    Notes                      10.7%                            December 2011         8,004      60,545    1,436,000   1,676,550
    Raw material import
      financing                4.52%                            July 2007            35,614      15,921       82,216      95,894
    Fixed assets               8.86%                            January 2009        554,161     548,836      134,711     164,822
    Other                                                       October 2005         51,260     124,030
                                                                                 ----------- ----------- ------------ -----------

                                                                                    655,421     756,238    2,588,933   3,046,165
                                                                                 ----------- ----------- ------------ -----------

                                                                                    941,106   1,031,007    3,289,263   3,788,041
                                                                                 =========== =========== ============ ===========

Abbreviations used:

. TJLP – Long-term Interest Rate
. LIBOR – London Interbank Offered Rate
. ICMS – Value-added Tax on Sales and Services

On June 30, 2003, a substantial portion of the financing incurred by Quinsa’s subsidiaries in Argentina was denominated in US dollars. The devaluation of the Argentine Peso and the worsening of that country’s economic situation, mainly in 2002, restricted the ability of these subsidiaries to generate enough cash flows to meet the obligations falling due on the dates originally determined for liabilities denominated in foreign currency.

The management of Quinsa and its subsidiaries are currently renegotiating the maturity terms with financial institutions. In the Company’s consolidated financial statements, the proportionally consolidated portion of Quinsa’s liabilities overdue and not renegotiated were classified as current liabilities.

(a) Guarantees

Loans and financings for expansion, construction of new plants and purchases of equipment are guaranteed by mortgages on the plant properties and financial liens on equipment. Loans for the purchase of raw materials, mainly malt, syndicated loans and the issue of Notes in the international market are guaranteed by collaterals of AmBev group companies.

(b) Due dates

On June 30, 2003, long-term financings fall due as follows:

2004                                    1,099,787
2005                                      181,689
2006                                      304,482
2007                                       68,014
2008                                       54,901
Subsequent years, 2009 to 2011          1,580,390
                               -------------------

                                        3,289,263
                               ===================

(c) ICMS sales tax incentives

 Description                                       03.30.03             03.31.03
 ------------------------------------------  ----------------  -----------------

 Short and long-term balances
     Financings                                     386,889              366,603
     Deferrals of taxes on sales                    424,669              445,501
                                             ----------------  -----------------

                                                    811,558              812,104
                                             ================  =================

Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due is financed by the state treasury agents, usually over five years as from the original due date.

On June 30, 2003, the amount of R$424,669 (March 31, 2003 – R$445,501) in Sales tax deferrals includes a current portion of R$147,222 (March 31, 2003 – R$153,731) classified under Other taxes and contributions payable.

The remaining amounts refer to the deferrals of ICMS due for periods of up to ten years, as part of industrial incentive programs. The percentages deferred may be fixed during the program or vary progressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index.

(d) Syndicated loan

The syndicated loan denominated in Yen is guaranteed by collaterals of AmBev and its subsidiaries. On June 30, 2003, by means of a LIBOR swap, this loan is indexed to fixed interest of 5.95% per annum.

(e) Notes issued in the international market

In December 2001, CBB issued US$500 million in foreign Notes, with a guarantee from AmBev. These Notes incur 10.7% interest p.a., and are amortized semi-annually as from June 2002, with final maturity in December 2011.

(f) Contractual clauses

The Company is in compliance with debt and liquidity ratio covenants for the financings mentioned above in (d) and (e).

On June 30, 2003, a balance of R$46,173 (March 31, 2003 – R$52,929) related to foreign currency financings of fixed assets is recorded in current liabilities due to the non-compliance of debt and liquidity ratio covenants by one of Quinsa’s subsidiaries in Argentina.

9 Liabilities Related to Fiscal Claims and Provisions for Contingencies

                                                                                                  Consolidated
                                                                       ----------------------------------------

                                                                                 06.30.03             03.31.03
                                                                       -------------------  -------------------

 Social Integration Program (PIS) and Social Contribution on
     Revenue (COFINS)                                                             298,300              282,145
 Value-added Tax on Sales and Services (ICMS) and Excise Tax (IPI)                466,627              464,848
 Income Tax and Social Contribution                                                42,291               42,986
 Labor claims                                                                     138,719              124,715
 Distributors' claims                                                              27,908               18,384
 Other
   Abroad (proportionally consolidated)                                            79,018               85,402
   In Brazil                                                                       74,415               78,624
                                                                       -------------------  -------------------

                                                                                1,127,278            1,097,104
                                                                       ===================  ===================

The Company and its subsidiaries have other ongoing lawsuits of a similar nature which, in the opinion of legal counsel, are subject to possible, but not probable, losses of approximately R$890,000 (March 31, 2003 – R$995,000).

Principal liabilities related to fiscal claims and provisions for contingencies:

(a) ICMS and IPI Tax

This provision relates mainly to challenges of presumed IPI credits at the zero rate and to extemporaneous ICMS credits on purchases of property, plant and equipment prior to 1996.

(b) PIS and COFINS

In the first quarter of 1999, the Company obtained an injunction granting the right to pay PIS (up to December 31, 2002) and COFINS on billings, without paying these taxes on other revenues. On June 30, 2003, the provision primarily refers to amounts that were not paid pursuant to this injunction. Following the enactment of Law No. 10.637 of December 31, 2002, which established new rules for calculating PIS with effect as from December 1, 2002, the Company began to pay this contribution, including on other revenues.

(c) Income tax and Social Contribution on Net Profits (CSLL)

This provision relates substantially to recognition of the deductibility of interest on own capital in the calculation of the social contribution for the year 1996.

(d) Labor claims

Provision for claims from former employees. On June 30, 2003, deposits related to labor claims made by the Company and its subsidiaries, restated based on official indices, amounted to R$86,953 in the consolidated financial statements (March 31, 2003 - R$80,309).

(e) Distributors' claims

These arise mainly from contractual rescissions between the Company's subsidiaries and certain distributors, due to the restructuring process carried out in the distribution network, and in some cases, because of non-compliance with Company directives.

(f) Other provisions - Brazil

These substantially relate to issues involving the National Social Security Institute (INSS), products and suppliers.

10 Other liabilities

                                                                  Parent Company                    Consolidated
                                                  ------------------------------- -------------------------------

                                                        06.30.03        03.31.03        06.30.03        03.31.03
                                                  --------------- --------------- --------------- ---------------

Current liabilities
   Profit sharing - employees and management
                                                                                           6,016           8,708
   Accounts payable to related parties                                                    81,280          80,309
   Other accounts payable                                     43              43          41,003         102,704
                                                  --------------- --------------- --------------- ---------------

                                                              43              43         128,299         191,721
                                                  =============== =============== =============== ===============
Long-term liabilities
   Provision for employee benefits
                                                                                          50,988          52,335
   Provision for losses on unsecured liabilities
      of subsidiary                                          394
   Deferred income tax and social contribution                                            25,071          25,308
   Other accounts payable                                     34                          21,637          23,395
                                                  --------------- --------------- --------------- ---------------
                                                             428                          97,696         101,038
                                                  =============== =============== =============== ===============

(a) Profit sharing - employees and management

Pursuant to the Company’s by-laws, this item refers to the distribution to employees of up to 10% of net income for the year, based on pre-determined criteria. Directors are allotted a 5.0% participation in net income for the period, limited to the amount equivalent to their annual remuneration, whichever is lower. Profit sharing is conditioned to meeting individual and collective goals fixed by the Board of Directors at the beginning of each year.

11 Social Programs

(a) AmBev Pension Fund - Instituto AmBev

CBB and its subsidiaries have two types of pension plans: a defined contribution model (open to new members) and a defined benefit model (closed to new members since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by members and the sponsor and managed by Instituto AmBev (IAAP). The main purpose is to supplement the retirement benefits of employees and management. During the quarter ended June 30, 2003, the Company and its subsidiaries made contributions of R$1,081 (June 30, 2002 - R$1,080) to Instituto AmBev.

The asset surplus of IAAP is recognized by the Company at the probable realization limit under the current circumstances of R$21,574 and is presented under Surplus assets - Instituto AmBev.

(b) Medical assistance and other post-employment benefits provided directly by CBB

CBB directly provides medical assistance benefits, reimbursement of medicine expenses and other benefits to retired pensioners. On June 30, 2003, the balance of R$50,988 (March 31, 2003 – R$52,335) was recorded in the Company’s consolidated financial statements under Provision for employee benefits.

(c) Fundação Antônio e Helena Zerrener Instituição Nacional de Beneficência (the Zerrener Foundation)

The Zerrenner Foundation's chief objectives are to provide sponsoring companies' employees and administrators with medical/hospital and dental assistance, to aid in professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or via financial aid agreements with other entities.

The actuarial liabilities related to the benefits provided by the Zerrener Foundation were fully offset by an equivalent amount of assets existing at the Zerrener Foundation on the same date. The excess assets were not recorded by the Company in its financial statements, as prescribed in NPC 26.

12 Shareholders' Equity

(a) Changes in shareholders’ equity of the parent company

                                                                               Statutory Reserves
                                                                         -------------------------
                                      Subscribed                                       For future
                                     and paid-in     Capital      Legal                   capital   Treasury    Retained
                                         capital     reserve    reserve    Investments   increase      stock    earnings      Total
                                    ------------- ----------- ---------- ------------- ----------- ---------- ----------- ----------
On March 31, 2003                      3,046,244      93,939    138,253         75,516  1,033,588   (131,351)    400,267   4,656,456

Capital increase:
   Capitalization of advances for
    future capital increase
    related to the stock ownership
    plan                                  77,347     (77,347)

  Through share subscription                 468                                                                                 468
warrants
Share buyback                                                                                       (194,483)              (194,483)
Transfer of reserves from previous
years                                                                          853,216   (853,216)
Prepayment of mandatory minimum
dividends as interest on own
capital                                                                                                        (114,502)   (114,502)
Cancellation of treasury shares                                                          (154,498)   154,498
Net income for the quarter                                                                                       128,509     128,509
                                    ------------- ----------- ---------- ------------- ----------- ---------- ----------- ----------

On June 30, 2003                       3,124,059      16,592    138,253        928,732     25,874   (171,336)    414,274   4,476,448
                                    ============= =========== ========== ============= =========== ========== =========== ==========

(b) Subscribed and paid-in capital

On June 30, 2003, the Company's capital of R$3,124,059 comprised 38,537,333 thousand shares, consisting of 15,735,878 thousand common shares and 22,801,455 thousand preferred shares, all nominative with no nominal value.

In April 2003, the Company decided to increase its capital by R$77,347, by using the advances for future capital increases related to the stock ownership plan, originally classified as capital reserve, by means of a private subscription of 259,007 preferred shares, only to meet the requirements of the Stock Ownership Plan. In addition, the Company decided to transfer the reserve created from the results of 2002, in the amount of R$853,216, from the reserve for future capital increase to the investments reserve, pursuant to its by-laws.

(c) Share subscription warrants

The Company had 404,930 thousand outstanding warrants—142,039 thousand for subscription of common shares and 262,891 thousand for preferred shares. These warrants entitled holders to subscribe to AmBev shares at a price of R$915.95 per 1,000 common shares and R$909.77 per 1,000 preferred shares, provided the proportion of five (5) shares per each warrant owned of the same share class was respected, in accordance with the subscription price established by the Company. The criteria for defining the subscription price were ratified by two decisions made by the Joint Committee of the CVM. The background of these decisions is available on the Company’s website and also on CVM’s web page. Some warrant holders decided to question the interpretation of the CVM and the Company in the Courts of the State of São Paulo and Rio de Janeiro.

The period for exercising the warrants was from April 1 to 30, 2003. Twenty five thousand common shares and 489 thousand preferred shares were subscribed for the total amount of R$468.

(d) Appropriation of net income for the year and transfers to statutory reserves

The Company’s By-Laws provide for the following appropriation of net income for the year, after legally applicable deductions:

(i) Minimum mandatory dividends

A mandatory dividend of 27.5% of net income to all shareholders. Preferred shareholders are legally entitled to a dividend 10% greater than that paid to common shareholders.

(ii) Statutory reserves

An amount not lower than 5.0% and not higher than 68.8% of net income of each year, for the establishment of an investment reserve to finance the expansion of Company and subsidiary activities, including subscriptions to capital increases and the creation of new businesses.

This reserve cannot exceed 80% of the capital stock. Should this limit be reached, a General Meeting of shareholders must deliberate on the balance, either distributing it to shareholders or increasing capital.

(e) Interest on own capital

Companies have the legal option to attribute interest, calculated based on the TJLP, on shareholders’ equity, to shareholders. This interest is deductible for tax purposes and may be imputed as a part of the mandatory dividends when these are distributed. Although interest is recorded in the results for tax purposes, it is reclassified to shareholders’ equity in the financial statements.

During the quarter ended June 30, 2003, the Company made provisions for dividends in the form of interest on own capital in the amount of R$114,502, which shall be deductible for taxation purposes, as of the respective payment approval.

(f) Reconciliation between the Company's shareholders' equity and consolidated shareholders' equity on June 30, 2003

Shareholders' equity of the parent company                             4,476,448

   Treasury stock acquired by the subsidiary CBB                       (104,989)
                                                             -------------------
Total consolidated shareholders' equity                                4,371,459
                                                             ===================

(g) Treasury stock

The Company’s Board of Directors has successively approved the application of funds for its share buyback program, and the Company is authorized, for renewable periods of up to 90 days, to purchase shares within the established limits.

On June 30, 2003, the Company held shares in treasury with a total value of R$171,336 (March 31, 2003 – R$131,351).

During the quarter ended June 30, 2003, the Company purchased own shares for R$194,483 held in treasury as shown below:

                                                                      Number of
                                                                     shares (in
 Description                                                         thousands)
 ----------------------------------------------------          -----------------
 Common
 Balance on March 31, 2003                                               60,049
     Acquisition / buyback                                               43,815
       Cancellation                                                    (60,049)
                                                               -----------------

 Balance on June 30, 2003                                                43,815
                                                               =================
 Preferred
 Balance on March 31, 2003                                              231,147
     Acquisition / buyback                                              299,316
       Cancellation                                                   (282,868)
                                                               -----------------
 Balance on June 30, 2003                                               247,595
                                                               =================

Also, on June 30, 2003 and on March 31, 2003, CBB held 60,731 thousand common shares and 151,894 thousand preferred shares issued by the Company corresponding to R$104,989.

13 Stock Ownership Plan - Plan

AmBev has a plan for the purchase of shares by qualified employees, which is aimed at aligning the interests of both shareholders and executives. As defined in the By-Laws, the Plan is managed by a committee including non-executive members of the Company. This committee periodically creates stock ownership programs for common and preferred shares, defining the terms and categories of employees to be benefited, and the price at which the shares will be purchased. This price cannot be lower than 90% of the average stock price traded on the São Paulo Stock Exchange (BOVESPA) during the three business days prior to granting such rights, indexed to inflation up to the date of actual exercise. The number of shares that may be granted during each year cannot exceed 5.0% of the total number of shares of each class on that date.

When shares are bought, the Company may issue new shares, or use the balance of treasury stock. The stock granted has no exercise date. Should the existing labor agreement come to an end, the rights expire. Regarding the shares purchased by employees, the Company has the right to repurchase them at a price equal to:

(i)the price paid by the employee, adjusted for inflation, if the shares are sold and if the employee sells the shares during the first thirty months after the purchase;

(ii) the price paid by the employee, adjusted for inflation, for 50% of the lot, and at the market price for the remainder, if the employee sells the shares after the first thirty months, but before sixty months after the purchase;

(iii) the market price, if the sale takes place sixty months after the purchase.

Employees who do not apply at least 70% of their annual bonuses, net of income tax and other charges, to subscribe shares under the stock ownership plan, will forfeit their rights to the underlying shares in the same proportion of the bonuses not applied, unless the equivalent amount had been previously subscribed in cash by the employee.

The Company and its subsidiaries may make advances to employees for the purchase of shares in accordance with the rules set forth in the Plan. Financing arrangements are normally for periods of no more than four years and carry 8% interest p.a. above the General Market Price Index (IGP-M). These financings are guaranteed by the shares issued at the time of purchase. On June 30, 2003, the outstanding consolidated balance of these advances amounted to R$255,110 (March 31, 2003 - R$342,824).

The change in stock purchase rights during the quarter ended June 30, 2003 is as follows:

                                                          Stock purchase rights
                                                                 (in thousands)
                                                         -----------------------

 Balance of shares available for purchase
     At the beginning of the quarter                                    631,550
     Purchased shares                                                 (259,007)
     Purchase rights granted                                            386,000
     Purchase rights cancelled                                          (9,866)
                                                         -----------------------
 Balance of shares available for purchase
     at the end of the quarter                                          748,677
                                                         =======================

14 Treasury

(a) General considerations

The Company and its subsidiaries hold cash and cash equivalents in foreign currency, and enter into cross-currency interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum.

Financial assets are purchased to hedge against financial liabilities, which allows the Company to redeem them at any time, even though it intends to carry these assets to maturity on their respective due dates.

(b) Financial assets

Nominal amounts of outstanding derivatives totaled R$4,919,099 on June 30, 2003 (March 31, 2003 - R$6,193,159):

                                                                        Nominal
                                                                    outstanding
 Description                                                             amount
 -----------------------------------------------------------  ------------------
 Currency hedge
     US$/R$                                                           2,866,912
     Yen/R$                                                             795,899
     Peso/US$                                                           143,600

 Interest rate hedge
     Floating LIBOR vs. fixed LIBOR                                     984,070

 Commodities hedge
     Aluminum                                                           128,618
                                                              ------------------
                                                                      4,919,099
                                                              ==================

. Currency and interest rate hedges

On June 30, 2003, unrealized gains on variable earnings in derivative operations were limited to the value of the instruments “yield curve”, in accordance with the Brazilian corporate law. Had we recorded these at market value, we would have had a gain amounting to R$96,260.

. Commodities hedge

These commodities operations were entered into to specifically minimize Company exposure to fluctuations in the prices of raw materials to be acquired. Their net results, calculated at market value, are deferred and recognized in results when the corresponding sales of final products occur. During the quarter ended June 30, 2003, the amount of R$2,292 arising from hedge transactions for aluminum was recognized as a credit to the results, and R$40,983 arising from currency hedge transactions was recognized as a charge to the results, under cost of sales.

On June 30, 2003, the amount of R$82,904, calculated at market value, was deferred and will be recognized as a charge to results when the corresponding sales of final products occur.

(c) Financial liabilities

The Company’s financial liabilities, represented mainly by the Notes, syndicated loan and import financings, are stated at cost plus accrued interest and monetary and exchange variations, based on closing rates and indices of each period.

On June 30, 2003, the market value of the Company’s main financial liabilities was different from their book value, as shown below:

 Financial liabilities                          Book value         Market value
 -------------------------------------   ------------------   ------------------

 Notes                                           1,444,004            1,621,783

 Syndicated loan                                   942,388              909,697

 Import financing                                  117,422              110,801
                                         ------------------   ------------------

                                                 2,503,814            2,642,281
                                         ==================   ==================

The criteria used to calculate the market value of the financial liabilities are as follows:

  Notes: secondary market value of the Notes based on the closing quotation on June 30, 2003 (approximately 112.5% of face value);

  Syndicated Loan: estimated value based on the secondary market for securities with a similar risk (on average, 5.92% p.a.);

  Import Financing: estimated value for negotiating new transactions with financial institutions on June 30, 2003, for outstanding instruments with similar maturity terms (on average, 2.97% p.a.).

(d) Financial income and expenses

                                                                               Consolidated – quarter ended on
                                                                       ----------------------------------------

                                                                               06.30.03               06.30.02
                                                                       -----------------      -----------------

 Financial income
     Realized and unrealized gain from financial instruments (*)                 13,437                580,638
     Foreign exchange gains (losses) on investments                             (93,763)               240,070
     Financial income on cash equivalents                                        40,357                 32,979
     Interest on taxes, contributions and deposits in court                      16,865                  7,601
     Other                                                                       (5,523)                30,967
                                                                       -----------------      -----------------

                                                                                (28,627)               892,255
                                                                       =================      =================

 Financial expenses
     Foreign exchange gain (losses) on loans and financings                     465,353               (810,828)
     Realized and unrealized loss from financial instruments                   (244,459)                (9,946)
     Interest on foreign currency loans payable                                 (81,297)               (71,743)
     Interest on loans payable in reais                                         (34,477)               (24,729)
     Taxes on financial transactions                                            (19,409)               (25,638)
     Interest on contingencies and others                                       (18,030)               (16,504)
     Other                                                                      (14,130)               (29,652)
                                                                       -----------------      -----------------

                                                                                 53,551               (989,040)
                                                                       =================      =================

* Includes a provision for financial instrument losses at the “yield curve” value of the instruments totaling R$96,260.

(e) Concentration of credit risk

A substantial part of the Company's sales are to distributors and retailers within a broad distribution network. Credit risk is reduced due to the large number of customers and control procedures that monitor this risk. Historically, the subsidiaries have not recorded significant losses on receivables from customers.

To minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into account the limits and credit ratings of financial institutions to prevent any credit risk concentration.

15 Income Tax and Social Contribution on Net Income (CSLL)

(a) Reconciliation of consolidated Income Tax and CSLL benefit (expense) with nominal rates

                                                                                                     Quarter ended on
                                                                                   -----------------------------------
                                                                                          06.30.03           06.30.02
                                                                                   ----------------  -----------------

Consolidated net income, before income tax and CSLL                                        198,678            252,637

Profit sharing and contributions                                                             2,512             (8,766)
                                                                                   ----------------  -----------------

Consolidated net income, before income tax, CSLL
   and minority interest                                                                   201,190            243,871
                                                                                   ================  =================

Income Tax and CSLL expense at nominal rates                                               (68,405)           (82,916)

   Adjustments to determine the effective rate
        Effect of non-deductible goodwill amortization                                      (6,503)            (1,746)
        Benefit (reversal) of deductibility of interest on own capital                      38,978            (53,555)
      Reversal of deferred taxes                                                                              (17,680)
         Effects of deferred Income Tax/Social Contribution arising from
           fiscal losses from previous years                                               147,964            (13,792)
      Results from subsidiaries abroad not subject to taxation                            (205,363)           252,760
      Equity gains on tax credits reserve for tax incentives in subsidiaries                13,127             12,231
      Permanent additions, exclusions and other                                                527              1,298
                                                                                   ----------------  -----------------

Income Tax and CSLL benefit (expense)                                                      (79,675)            96,600
                                                                                   ================  =================

(b)      Composition of benefit (expense) of income tax and CSLL

                                                                 Parent Company                        Consolidated
                                             ----------------------------------- -----------------------------------

                                                     06.30.03          06.30.02          06.30.03          06.30.02
                                             ----------------- ----------------- ----------------- -----------------

Current                                                                                  (221,190)            2,396
Deferred                                               30,589           (27,461)          141,515            94,204
                                             ----------------- ----------------- ----------------- -----------------

Total                                                  30,589           (27,461)          (79,675)           96,600
                                             ================= ================= ================= =================

(c)      Composition of deferred taxes

                                                                  Parent Company                     Consolidated
                                                  -------------------------------  -------------------------------

                                                       06.30.03         03.31.03         06.30.03        03.31.03
                                                  --------------  ---------------  --------------- ---------------

Long-term receivables
   Tax losses for offset                                112,281          127,168        1,174,144       1,057,900
   Temporary differences
      Non-deductible provisions                          88,185           42,693          429,475         380,828
      Employees profit sharing                                                             17,336          17,794
     Other                                                  792              808           92,874         116,029
                                                  --------------  ---------------  --------------- ---------------

                                                        201,258          170,669        1,713,829       1,572,551
                                                  ==============  ===============  =============== ===============

Long-term liabilities
   Temporary differences
      Accelerated depreciation                                                             17,861          17,861
      Other                                                                                 7,210           7,447
                                                  --------------  ---------------  --------------- ---------------

                                                                                           25,071          25,308
                                                  ==============  ===============  =============== ===============

Based on projections of future taxable income of the Parent Company and its subsidiaries located in Brazil and abroad, the estimated recovery of consolidated deferred income tax and social contribution asset on tax losses is as follows:

                               Nominal amounts
                                   (million R$)
                             ------------------
 2003                                      111
 2004                                      179
 2005                                      220
 2006                                      270
 2007                                      308
 2008                                       86
                             ------------------
                                         1,174
                             ==================

The asset recorded is limited to the amounts for which offset is considered probable as supported by taxable income projections, discounted to present values, to be realized over the next ten years, pursuant to CVM Instructions 273/98 and 371/02, and considering that offset is limited to 30% of pre-tax income for the year, under Brazilian tax legislation.

During the quarter ended June 30, 2003, the Company recognized the amount of R$147,964 related to a Brazilian subsidiary’s tax loss which was not previously recorded. Therefore, the deferred income tax asset as of June 30, 2003 includes the total effect of tax losses of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income.

Part of the tax benefit corresponding to the tax losses of foreign subsidiaries was not recorded as an asset, as the Company cannot be sure that realization is probable.

It is estimated that the deferred taxes on temporary differences as of June 30, 2003 will be realized by fiscal year 2008. However, it is not possible to estimate with reasonable accuracy when these temporary differences will be realized because the major part of these differences depends on legal decisions over which the Company has no control. Neither has it any means of anticipating when a final decision will be reached.

The projections of future taxable income include various estimates on the performance of the economy in Brazil and abroad, the selection of exchange rates, sales volumes, sales prices, tax rates and other factors that may differ from actual data and amounts.

Since the income tax and social contribution derive not only from taxable income but also depend on the Company’s tax and corporate structure, the existence of non-taxable income, non-deductible expenses, tax exemption and incentives, and other variables, there is no relevant correlation between net income and income tax and social contribution. Therefore, we recommend that the offset of the tax losses should not be taken as an indicator of future profits.

16 Other Operating Income (Expenses), net – for the quarter

                                                                       Parent Company                 Consolidated
                                                          ---------------------------- ----------------------------

                                                              06.30.03       06.30.02      06.30.03       06.30.02
                                                          ------------- -------------- ------------- --------------

Operating income
    Exchange rate gains and other on
       investments abroad                                                                                   81,702
   Equity in results and gains in subsidiaries                                               44,428         35,973
    Recovery of taxes and contributions                                                                        562
   Other operating income                                           11                        8,511           1630
                                                          ------------- -------------- ------------- --------------

                                                                    11                       52,939        119,867
                                                          ------------- -------------- ------------- --------------

Operating expenses
    Exchange losses and other on
       investments abroad                                                                  (143,965)
   Amortization of goodwill                                    (21,185)       (21,184)      (59,825)       (25,320)
     Provision for losses on unsecured liabilities                (394)       (39,218)
   Other operating expenses                                        334            (76)       (2,252)
                                                          ------------- -------------- ------------- --------------

                                                               (21,245)       (60,478)     (206,042)       (25,320)
                                                          ------------- -------------- ------------- --------------

Operating income (expenses), net                               (21,234)       (60,478)     (153,103)        94,547
                                                          ============= ============== ============= ==============

17 Non-operating Income (Expenses), Net – for the quarter

                                                                       Parent Company                 Consolidated
                                                          ---------------------------- ----------------------------

                                                              06.30.03       06.30.02      06.30.03       06.30.02
                                                          ------------- -------------- ------------- --------------

 Non-operating income
    Sale of property, plant and equipment items                                                              1,579
    Other non-operating income                                       1                                       1,000
                                                          ------------- -------------- ------------- --------------

                                                                     1                                       2,579
                                                          ------------- -------------- ------------- --------------

 Non-operating expenses
     Sale of property, plant and equipment items                                            (11,456)
    Provision for loss on property, plant and equipment                                                    (41,605)
    Capital loss in subsidiary                                                                              (8,994)
    Other non-operating expenses                                                               (434)          (439)
                                                          ------------- -------------- ------------- --------------

                                                                                            (11,890)       (51,038)
                                                          ------------- -------------- ------------- --------------

 Non-operating income (expenses), net                                1                      (11,955)       (48,459)
                                                          ============= ============== ============= ==============

18 Insurance

On June 30, 2003 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories, are insured against fire and other risks at replacement value. Insurance coverage is higher than the book values.

---------------------------------------------------------------------------------------------------------------------------------------
05.01 – COMENTS OF THE COMPANY PERFORMANCE
---------------------------------------------------------------------------------------------------------------------------------------

See comments on consolidated performance in ITR form 08.01

06.01 - CONSOLIDATED BALANCE SHEET – ASSETS (in R$ thousands)

---------------------------------------------------------------------------------------------------------------
1 – Code          2 – Description                                 3 - 06/30/2003         4 - 03/31/2003
---------------------------------------------------------------------------------------------------------------
1                 Total assets                                                11,950,246            12,705,848
---------------------------------------------------------------------------------------------------------------
1.01              Current assets                                               3,582,304             4,215,419
---------------------------------------------------------------------------------------------------------------
1.01.01           Available funds                                              1,298,918             1,601,911
---------------------------------------------------------------------------------------------------------------
1.01.01.01        Cash and cash equivalents                                    1,298,918             1,601,911
---------------------------------------------------------------------------------------------------------------
1.01.02           Credits                                                      1,087,812             1,369,305
---------------------------------------------------------------------------------------------------------------
1.01.02.01        Marketable securities                                          304,869               459,971
---------------------------------------------------------------------------------------------------------------
1.01.02.02        Trade accounts receivable                                      321,188               395,919
---------------------------------------------------------------------------------------------------------------
1.01.02.03        Taxes recoverable                                              461,755               513,415
---------------------------------------------------------------------------------------------------------------
1.01.03           Inventories                                                    827,239               952,790
---------------------------------------------------------------------------------------------------------------
1.01.04           Other                                                          368,335               291,413
---------------------------------------------------------------------------------------------------------------
1.01.04.01        Other assets                                                   368,335               291,413
---------------------------------------------------------------------------------------------------------------
1.02              Long term receivables                                        2,938,699             2,831,775
---------------------------------------------------------------------------------------------------------------
1.02.01           Sundry credits                                               2,287,286             2,184,945
---------------------------------------------------------------------------------------------------------------
1.02.01.01        Deposits in court, compulsory deposits and tax                 318,347               269,570
                  incentives
---------------------------------------------------------------------------------------------------------------
1.02.01.02        Advances to employees for purchase of shares                   255,110               342,824
---------------------------------------------------------------------------------------------------------------
1.02.01.03        Deferred income tax and social contribution                  1,713,829             1,572,551
---------------------------------------------------------------------------------------------------------------
1.02.02           Receivables from related parties                                     0                     0
---------------------------------------------------------------------------------------------------------------
1.02.02.01        Associated companies                                                 0                     0
---------------------------------------------------------------------------------------------------------------
1.02.02.02        Subsidiaries                                                         0                     0
---------------------------------------------------------------------------------------------------------------
1.02.02.03        Other related parties                                                0                     0
---------------------------------------------------------------------------------------------------------------
1.02.03           Other                                                          651,413               646,830
---------------------------------------------------------------------------------------------------------------
1.02.03.01        Property, plant and equipment held for sale                    183,691               187,558
---------------------------------------------------------------------------------------------------------------
1.02.03.02        Other assets                                                   467,722               459,272
---------------------------------------------------------------------------------------------------------------
1.03              Permanent assets                                             5,429,243             5,658,654
---------------------------------------------------------------------------------------------------------------
1.03.01           Investments                                                  1,735,202             1,856,908
---------------------------------------------------------------------------------------------------------------
1.03.01.01        Associated companies                                                 0                     0
---------------------------------------------------------------------------------------------------------------
1.03.01.02        Subsidiaries                                                 1,723,876             1,822,391
---------------------------------------------------------------------------------------------------------------
1.03.01.02.01     Subsidiaries – Goodwill/Negative goodwill (net)              1,723,876             1,822,391
---------------------------------------------------------------------------------------------------------------
1.03.01.03        Other investments                                               11,326                34,517
---------------------------------------------------------------------------------------------------------------
1.03.02           Property, plant and equipment                                3,591,252             3,691,412
---------------------------------------------------------------------------------------------------------------
1.03.03           Deferred charges                                               102,789               110,334
---------------------------------------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (in R$ thousands)

---------------------------------------------------------------------------------------------------------------
1 - Code          2 – Description                                 3 - 06/30/2003         4 - 03/31/2003
---------------------------------------------------------------------------------------------------------------
2                 Total liabilities and shareholders' equity                  11,950,246            12,705,848
---------------------------------------------------------------------------------------------------------------
2.01              Current liabilities                                          2,685,897             2,738,815
---------------------------------------------------------------------------------------------------------------
2.01.01           Loans and financing                                            941,106             1,031,007
---------------------------------------------------------------------------------------------------------------
2.01.02           Debentures                                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.01.03           Suppliers                                                      424,942               655,548
---------------------------------------------------------------------------------------------------------------
2.01.04           Taxes, charges and contributions                               858,665               658,327
---------------------------------------------------------------------------------------------------------------
2.01.04.01        Income tax and social contribution                             431,996               234,102
---------------------------------------------------------------------------------------------------------------
2.01.04.02        Other                                                          426,669               424,225
---------------------------------------------------------------------------------------------------------------
2.01.05           Dividends payable                                              233,865               119,399
---------------------------------------------------------------------------------------------------------------
2.01.05.01        Dividends payable                                                8,909                10,612
---------------------------------------------------------------------------------------------------------------
2.01.05.02        Provisions for interest on own capital                         224,956               108,787
---------------------------------------------------------------------------------------------------------------
2.01.06           Provisions                                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.01.07           Payable to related parties                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.01.08           Other                                                          227,319               274,534
---------------------------------------------------------------------------------------------------------------
2.01.08.01        Payroll, profit sharing and related charges                     99,020                82,813
---------------------------------------------------------------------------------------------------------------
2.01.08.02        Other liabilities                                              128,299               191,721
---------------------------------------------------------------------------------------------------------------
2.02              Long-term liabilities                                        4,791,684             5,284,736
---------------------------------------------------------------------------------------------------------------
2.02.01           Loans and financing                                          3,289,263             3,788,041
---------------------------------------------------------------------------------------------------------------
2.02.02           Debentures                                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.02.03           Provisions                                                   1,127,278             1,097,104
---------------------------------------------------------------------------------------------------------------
2.02.03.01        For contingencies                                            1,127,278             1,097,104
---------------------------------------------------------------------------------------------------------------
2.02.04           Payable to related parties                                           0                 6,783
---------------------------------------------------------------------------------------------------------------
2.02.05           Other                                                          375,143               392,808
---------------------------------------------------------------------------------------------------------------
2.02.05.01        Deferred taxes on sales                                        277,447               291,770
---------------------------------------------------------------------------------------------------------------
2.02.05.02        Other liabilities                                               97,696               101,038
---------------------------------------------------------------------------------------------------------------
2.03              Deferred income                                                      0                     0
---------------------------------------------------------------------------------------------------------------
2.04              Minority interest                                              101,206               128,360
---------------------------------------------------------------------------------------------------------------
2.05              Shareholders' equity                                         4,371,459             4,553,937
---------------------------------------------------------------------------------------------------------------
2.05.01           Paid-in capital                                              3,124,059             3,046,244
---------------------------------------------------------------------------------------------------------------
2.05.02           Capital reserves                                                16,592                93,939
---------------------------------------------------------------------------------------------------------------
2.05.02.01        Advances for future capital increase                                 0                77,347
---------------------------------------------------------------------------------------------------------------
2.05.02.02        Share purchase option premium                                    4,867                 4,867
---------------------------------------------------------------------------------------------------------------
2.05.02.03        Premium on sale of treasury stock                               11,725                11,725
---------------------------------------------------------------------------------------------------------------
2.05.03           Revaluation reserve                                                  0                     0
---------------------------------------------------------------------------------------------------------------
2.05.03.01        Own assets                                                           0                     0
---------------------------------------------------------------------------------------------------------------
2.05.03.02        Subsidiary/associated companies                                      0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04           Revenue reserves                                               816,534             1,013,487
---------------------------------------------------------------------------------------------------------------
2.05.04.01        Legal                                                          138,253               138,253
---------------------------------------------------------------------------------------------------------------
2.05.04.02        Statutory                                                      954,606             1,109,104
---------------------------------------------------------------------------------------------------------------
2.05.04.02.01     For investments                                                928,732                75,516
---------------------------------------------------------------------------------------------------------------
2.05.04.02.02     Future capital increase                                         25,874             1,033,588
---------------------------------------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY (in R$ thousands)

---------------------------------------------------------------------------------------------------------------
1 – Code          2 – Description                                 3 - 06/30/2003         4 - 03/31/2003
---------------------------------------------------------------------------------------------------------------
2.05.04.03        For contingencies                                                    0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04.04        Unrealized profits                                                   0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04.05        Retained earnings                                                    0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04.06        Special reserve for undistributed dividends                          0                     0
---------------------------------------------------------------------------------------------------------------
2.05.04.07        Other revenue reserves                                       (276,325)             (233,870)
---------------------------------------------------------------------------------------------------------------
2.05.04.07.01     Treasury stock                                               (276,325)             (233,870)
---------------------------------------------------------------------------------------------------------------
2.05.05           Retained earnings                                              414,274               400,267
---------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED INCOME STATEMENT  (in R$ thousands)

-----------------------------------------------------------------------------------------------------------------------------------------------------------------
1 – CODE      2 – DESCRIPTION                          3 - 04/01/2003 to          4 - 01/01/2003 to         5 - 04/01/2002 to          6 - 01/01/2002 to
                                                       06/30/2003                 06/30/2003                06/30/2002                 06/30/2002
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.01          Gross sales and/or services                               3,767,333                 7,650,859                  3,022,743                 6,204,307
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.02          Deductions                                              (1,899,541)               (3,797,874)                (1,478,801)               (2,998,859)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.03          Net sales and/or services                                 1,867,792                 3,852,985                  1,543,942                 3,205,448
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.04          Cost of sales and/or services                             (982,305)               (1,965,251)                  (760,748)               (1,584,289)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.05          Gross profit                                                885,487                 1,887,734                    783,194                 1,621,159
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06          Operating expenses/income                                 (674,919)                 (880,348)                  (482,098)               (1,120,959)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.01       Selling                                                   (315,139)                 (624,940)                  (306,685)                 (629,754)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.01.01    Marketing                                                 (167,636)                 (334,447)                  (178,424)                 (375,471)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.01.02    Direct distribution                                       (147,503)                 (290,493)                  (128,261)                 (254,283)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02       General and administrative                                (231,899)                 (451,610)                  (173,175)                 (373,097)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02.01    Administrative                                            (101,672)                 (198,330)                   (86,670)                 (176,876)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02.02    Management fees                                             (1,585)                   (3,925)                    (1,676)                   (4,952)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02.03    Depreciation, amortization and depletion                  (101,850)                 (196,558)                   (82,604)                 (149,799)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.02.04    Provisions for contingencies                               (26,792)                  (52,797)                    (2,225)                  (41,470)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03       Financial                                                    24,924                   406,104                   (96,785)                 (225,311)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01    Financial income                                           (28,627)                   402,538                    892,255                 1,001,200
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02    Financial expenses                                           53,551                     3,566                  (989,040)               (1,226,511)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.04       Other operating income                                       52,939                   113,273                    119,867                   184,457
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.05       Other operating expenses                                  (206,042)                 (321,649)                   (25,320)                  (77,254)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.06.06       Equity in the result of subsidiaries                            298                   (1,526)                          0                         0
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.07          Operating profit                                            210,568                 1,007,386                    301,096                   500,200
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08          Non-operating results                                      (11,890)                  (28,310)                   (48,459)                  (54,659)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08.01       Income                                                            0                    12,023                      2,579                     6,554
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.08.02       Expenses                                                   (11,890)                  (40,333)                   (51,038)                  (61,123)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.09          Income before taxes/profit sharing                          198,678                   979,076                    252,637                   445,541
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.10          Income tax and social contribution                        (221,190)                 (428,248)                      2,396                  (52,816)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.11          Deferred income tax and social                              141,515                    96,196                     94,204                   181,852
              contribution
-----------------------------------------------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED INCOME STATEMENT (in R$ thousands)

-----------------------------------------------------------------------------------------------------------------------------------------------------------------
1 – CODE      2 – DESCRIPTION                          3 - 04/01/2003 to          4 - 01/01/2003 to         5 - 04/01/2002 to          6 - 01/01/2002 to
                                                       06/30/2003                 06/30/2003                06/30/2002                 06/30/2002
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12          Statutory profit sharing/contributions                        2,512                   (8,519)                    (8,766)                  (33,736)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.01       Profit sharing                                                2,512                   (8,519)                    (5,827)                  (29,353)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.01.01    Employees                                                     1,560                  (10,241)                    (3,066)                  (23,362)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.01.02    Management                                                      952                     1,722                    (2,761)                   (5,991)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.12.02       Contributions                                                     0                         0                    (2,939)                   (4,383)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.13          Reversal of interest on own capital                               0                         0                          0                         0
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.14          Minority interest                                             6,994                   (1,034)                     18,202                    40,621
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
3.15          Net income for the period                                   128,509                   637,471                    358,673                   581,462
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
              SHARES OUTSTANDING EXCLUDING TREASURY                    38,033,298                38,033,298                 38,548,540                38,548,540
              STOCK (in thousands)
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
              EARNINGS PER SHARE                                          0.00338                   0.01676                    0.00930                   0.01508
-----------------------------------------------------------------------------------------------------------------------------------------------------------------
              LOSS PER SHARE
-----------------------------------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                             Unaudited
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER               June 30, 2003

--------------------------------------------------------------------------------
       01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07
--------------------------------------------------------------------------------

AMBEV REPORTS SECOND QUARTER 2003 RESULTS

São Paulo, August 11, 2003 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and Brazil’s leading beverage company, today announced its results for the second quarter 2003 (2Q03). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law. AmBev’s Brazilian Operations is comprised of the Brazilian Beer Segment, the Brazilian Soft Drinks and Non-Alcoholic Non-Carbonated (Nanc) Segment and the Other Products Segment. AmBev’s Consolidated Operations are comprised of AmBev’s Brazilian Operations and its International Operations, which include AmBev’s 40.9% economic stake in Quinsa and other International Operations (notably Venezuela). Comparisons, unless otherwise stated, refer to the second quarter of 2002 (2Q02).

OPERATING AND FINANCIAL HIGHLIGHTS

-    Brazilian beer sales volume grew 2.5%; net sales/hl rose 9.8% to R$100.8
-    Brazilian beer market share increased to 70.1% in June compared to 69.4% in
     March 2003
-    While  overall  soft drink  sales  volume  remained  stable  yoy,  our core portfolio grew by 10.0%; net sales/hl  increased by 15.5% to R$67.2;  Pepsi
     Twist accounted for 10.3% of our CSD sales mix
-    Net sales for the  Brazilian  operations  grew  14.1%,  reaching  R$1,678.7 million
-    EBITDA  for the  Brazilian  operations  grew by 13.0% to  R$525.9  million;
     AmBev’s  consolidated  EBITDA reached  R$550.9  million,  16.8% higher than pro-forma second quarter 2002
-    We  identified  additional  cost  savings  opportunities  in  real  terms –
     discounting  the  depreciation  of the currency and  inflation – and we now expect savings between R$200-R$250 million in 2003 versus 2002
-    EPADR was R$0.34, or US$0.11, for the second quarter

--------------------------------------------------------------------------------
Table 1: Financial Highlights                                               %
R$ millions                                        2Q03*        2Q02*     change
AmBev – Brazilian Operations *
Net Sales                                        1,678.7      1,470.7      14.1%
Gross Profit                                       806.9        747.1       8.0%
EBIT                                               369.3        306.5      20.5%
EBITDA                                             525.9        465.5      13.0%
--------------------------------------------------------------------------------
AmBev – Consolidated
Net Sales                                        1,867.8      1,656.7      12.7%
Gross Profit                                       885.5        806.1       9.8%
EBIT                                               365.3        283.7      28.7%
EBITDA                                             550.9        471.7      16.8%
Net Income                                         128.5           NA         NM
EPADR (R$/ADR)                                      0.34           NA         NM
EPADR (US$/ADR)                                     0.11           NA         NM
--------------------------------------------------------------------------------
Values may not add due to rounding. NA Not Available. NM Not Meaningful. Average exchange rate used for 2Q03 is R$2.99=US$1.00 and R$2.50=US$1.00 for 2Q02. Total
number of shares as of June 30, 2003 = 38,537,333,762. Shares in treasury on the same date amounted to 504,034,593 including shares held by CBB in treasury.  Per share calculation based on number of existing shares minus shares in treasury. *
The analysis of AmBev’s  Brazilian  operations  for 2Q03 and 2Q02, as well as of
AmBev’s consolidated financials for 2Q02 is based on pro-forma figures.

Comments from Marcel Telles, Co-Chairman of AmBev’s Board of Directors:

“Despite a very challenging environment, characterized by significant depreciation of the local currency yoy (including the impact of our hedging policy), inflationary pressures, the increase in taxation, and a major increase in the cost of some commodities (e.g. corn, malt and sugar), AmBev’s Brazilian operations reported a 13.0% EBITDA growth yoy in the quarter. This is the result of AmBev’s focus on its strategic pillars such as, revenue management, a permanent commitment to keep a tight grip on costs and expenses, investment in its brands, improvements in distribution among other initiatives.

From a market perspective, during the quarter sales volumes of beer increased by 2.5%, while sales of soft drinks remained essentially flat (the core CSD portfolio was up 10.0% yoy). Market share in both segments increased relative to March 2003, illustrating the company’s successful point-of-sale execution.

More importantly, as a result of the company’s culture, its permanent wish to excel, even during a tough environment, and its ability to adjust the ship's direction if necessary, we undertook several measures and accelerated the implementation of some projects that should translate into important savings throughout the second half of 2003. We identified additional opportunities in cost savings in real terms – discounting the depreciation of the currency and inflation – and, we now expect savings between R$200.0-R$250.0 million in 2003 versus 2002.

Regarding our International Operations, once again we are very pleased with our performance and excited about the prospects going forward. International operations generated an EBITDA of R$25.0 million in the quarter, with Quinsa’s proportional consolidation contributing R$30.3 million. We remain confident that the combination of the best people and best processes between Quinsa and AmBev should generate significant synergies not only on the cost and expenses front, but also top line growth, as already evidenced in the last two quarters.”

COST AND EXPENSES SAVINGS COMMITMENT – WHAT HAS CHANGED?

Back in 2002 the company announced its expectations to generate cost and expense savings in real terms of between R$150.0-R$200.0 million. Although in the first quarter 2003 AmBev achieved real savings of roughly R$154.8 million, it decided to keep its original commitment unchanged at that stage. Moreover, it added that savings were expected to be concentrated in the first half of 2003 and that future savings would be concentrated on the cash COGS front. The company decided to adopt this conservative and prudent approach, as at that time management was still assessing several variables (e.g. inflation and foreign exchange rate) and its impact on AmBev’s operations. For the second quarter 2003, based on AmBev’s same methodology to calculate real savings, the company reported a cost increase of R$6.4 million. This is the result of real savings on the cash SG&A front of R$35.1 million and a cost increase in real terms of R$41.5 million on the cash COGS front, fully explained by the impact of its currency hedging policy – the negative impact of the currency hedge was R$41.0 million in the quarter.

That said, what has changed? Three things happened: 1) projections for foreign exchange and inflation changed between the second quarter 2003 and the first quarter 2003, which obviously impact the company’s operations; 2) AmBev witnessed a peak in the cost of some commodities during the second quarter 2003, and it is now seeing a more favorable behavior of these commodity prices; and, finally, 3) AmBev decided to accelerate the implementation of several measures and projects to improve profitability, such as a new initiatives to optimize transportation between suppliers, plants, and distributors (some of these initiatives will be discussed at length in the COGS section).

By adjusting the company’s expectations by these factors, we identified additional opportunities in cost savings in real terms –discounting the depreciation of the currency and inflation – and, we now expect savings between R$200.0-R$250.0 million in 2003 versus 2002. Going forward, although we expect them to be slightly more concentrated on the cash COGS front, given the important savings witnessed on the cash SG&A front to date, the mix between savings on the COGS and SG&A fronts for 2003 should change. Real savings on the SG&A front already exceeded our initial expectations due to better negotiation with suppliers, more efficient spend and a tight grip on expenses despite the surge in inflation.

DISCLOSURE POLICY -- NO CHANGES

There are NO changes in our reporting methodology. Changes had been introduced in our first quarter 2003 earnings release on May 9, 2003 (www.ambev-ir.com). In the next few paragraphs we summarize the major changes introduced in the first quarter 2003 earnings release:

Consolidation of Quinsa: Second quarter 2003 consolidated results include line by line proportional consolidation of our 40.9% economic interest in Quinsa, including AmBev’s Southern Cone beer assets that were transferred to Quinsa as part of the transaction. To allow comparability, we constructed a pro-forma consolidated income statement for the second quarter 2002 up to EBITDA based on the same criteria.

Operating Performance by Business Segment: AmBev’s quarterly results are grouped in four segments, namely: Brazilian Beer Business; Brazilian Soft Drinks and Non-Alcoholic Non-Carbonated (Nanc) Businesses, Other Products and International Operations. The analysis of the first three segments provides information about the Brazilian operations (AmBev Brazil), whilst the analysis of International Operations provides an overview of our investment in Quinsa and other operations abroad (to date mainly Venezuela). In light of the reporting methodology already introduced in first quarter 2003 the EBITDA of R$471.5 million that AmBev originally reported back in second quarter 2002 was reduced by a modest R$6.0 million (roughly 1% of reported EBITDA in the press release of second quarter 2002). This R$6.0 million EBITDA was transferred to AmBev’s International Operations segment.

CSD and Non-Alcoholic Non-Carbonated Beverages (Nanc): The Brazilian CSD business was combined with the Brazilian Nanc Business. Historical quarterly information for Nanc volumes between 1999 and 2002 is available in our Form 20-F/A filed with the SEC.

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Brazilian Beer Business

EBITDA in the Brazilian Beer segment reached R$468.2 million in the second quarter 2003, representing a 6.9% growth yoy. On the positive side, profitability benefited from top line growth, some cost savings and its commitment to keep a tight grip on SG&A expenses. Unfortunately, however, these positive effects were fully offset by 1) the impact of the depreciation of the currency yoy, including the cost of our hedging policy 2) inflationary pressures over our local currency denominated costs, and 3) an increase in the cost of some commodities, some of them whose prices peaked in second quarter 2003, such as malt and corn.

Net sales rose by 12.5% to R$1,321.3 million from R$1,174.5 million in the same period last year. Net sales per hectoliter reached R$100.8, up 9.8% from R$91.8 in the second quarter 2002. Volumes rose by 2.5% yoy. The 9.8% yoy increase in net sales per hectoliter is not only a consequence of the price adjustment that occurred in late October 2002 to compensate for the effect of higher dollar-linked variable costs, but also the result of other strategic revenue management initiatives executed by the company. In line with AmBev’s strategy to improve revenues and drive profitability, the sales mix of the company continues to improve, as already witnessed in the first quarter 2003. In the mainstream segment, Skol accounted for 56.3% of volumes during the quarter versus 54.3% in the year-ago quarter.

In addition, the increase in net sales per hectoliter yoy is also a consequence of the increase in the proportion of direct distribution, which accounted for 29.7% of sales this quarter versus 26.4% in the second quarter 2002, evidencing the company’s progress in improving direct distribution. Despite the positive performance concerning revenues per hl yoy, in regards to first quarter 2003 revenues remained essentially flat, as slightly better pricing and more direct distribution – 29.7% versus 27.8% in first quarter 2003 – were offset by higher taxation (several states raised VAT taxes during second quarter) and a change in the company’s sales mix towards returnable bottles, which contribute lower revenue per hl, but higher profitability.

Beer Brazil 2Q03 Highlights
---------------------------------------
  Sales Volume                   +2.5%
  Net Sales/hl                   +9.8%
  Gross Profit                   +7.0%
  EBITDA                         +6.9%
  EBITDA/hl                      +4.3%
  EBITDA margin                  35.4%
  Market Share*                +0.7 pp
---------------------------------------
* Versus March 2003.

Sales volume grew by 2.5% yoy in the quarter. When combined with the performance witnessed during the first quarter 2003, beer volumes grew by 4.0% in the first half 2003 versus the same period of 2002. Market share in June reached 70.1% versus 69.4% in March 2003. Comparing June 2003 to March 2003 the company was able to increase its market share for Skol, Brahma and Antarctica by 0.1%, 0.3% and 0.5%, respectively, evidencing that AmBev’s permanent focus on improving execution at the point of sale coupled with investments in its brands continues to yield favorable results. AmBev has the three leading brands in the Brazilian beer market. Importantly, the company was also able to further increase its market share in bars to 74.2% in June 2003.

Cost of goods sold per hectoliter excluding depreciation (cash COGS) increased by 22.0% yoy to R$43.0. The increase in cash COGS is primarily a consequence of: 1) the depreciation of the Brazilian currency between the second quarter 2002 and the second quarter 2003 (36.2%), including the additional impact of our hedging policy and 2) inflationary pressures (double-digit rates using the IPCA). In addition, costs were also negatively impacted by a price increase of some dollar-denominated commodities (notably corn, sugar and malt), some of them whose prices peaked during second quarter 2003 and, to a lesser extent, by an increase in other indirect production costs (e.g. electricity, oil and natural gas). The negative impacts of the factors listed previously – excluding currency depreciation and inflation -- were almost fully offset by AmBev’s efforts to improve efficiency, which resulted in: 1) a reduction in consumption of raw material; 2) lower packaging (cans) costs; 3) a reduction in labor costs; and, 4) a reduction in fixed costs among others.

Concerning the hedge of our variable costs FX exposure, structured to eliminate currency volatility from our results, AmBev’s beer production costs during the quarter were R$29.2 million higher than they would have been without the currency hedge. This amount is the difference between the average spot exchange rate in the quarter of R$2.99=US$1.00 and AmBev’s cash COGS locked in exchange rate in the quarter of R$3.31=US$1.00, adjusted for the company’s cost structure and volumes in the quarter. We are including this loss to calculate the commitment to generate real savings in 2003 versus 2002.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$356.4 million in the quarter, 1.2% higher than the R$352.2 million reported in the second quarter 2002. The modest increase in the absolute amount of SG&A expenses is the result of a combination of factors. Direct distribution expenses increased reflecting higher direct sales volumes yoy and more sales through bars and restaurants versus the second quarter of 2002. Moreover, G&A expenses increased as a consequence of higher information technology expenses (some of them one-time) and higher personnel expenses (note that this increase is accompanied by a reduction in personnel expenses in the field). On the other hand, selling expenses declined due to more efficient marketing spend, the postponement of some expenses, lower bad debt provisions and higher marketing rebates from third parties. Depreciation and amortization remained almost stable yoy.

EBIT totaled R$343.0 million, 13.8% higher than the R$301.2 million reported in the second quarter 2002. EBIT margin was 26.0%, almost stable relative to 25.7% reported in the second quarter 2002. EBITDA grew 6.9%, reaching R$468.2 million with an EBITDA margin of 35.4%. Brazilian beer EBITDA accounted for 89.0% of the total EBITDA of Brazilian operations versus 94.1% in the second quarter of 2002. Considering AmBev’s total consolidated EBITDA (Brazilian Operations + International Operations), Brazilian beer EBITDA accounted for 85.0% in the second quarter 2003.

Brazilian Soft Drinks (CSD) and Non- Alcoholic Non-Carbonated Beverages (Nanc)

Soft Drinks (CSD)

Soft drinks’ profitability continues to improve significantly as a result of AmBev’s strategy to focus on the “right fews”, while concentrating sales on higher value-added products. EBITDA in the quarter reached R$38.9 million, almost three times the year ago quarter. EBITDA margin in the second quarter achieved 14.2%, 870 basis points above the same period of 2002. Profitability continues to be positively affected by AmBev’s policy to reduce the price gap to the market leader and its focus on the Guaraná and Pepsi portfolios. This strategy more than offset the impact of the depreciation of the currency (including the additional impact of our hedging policy), inflationary pressures and the increase in some commodity prices (notably sugar and PET resin).

In the second quarter 2003, overall sales volumes remained almost stable yoy at 4,075,576 hectoliters versus 4,091,396 hectoliters in second quarter 2002. Importantly, however, sales volumes of the Guaraná Antarctica and the Pepsi families – the so-called core portfolio – rose 10.0% in the quarter relative to the same period of 2002. Market share in the soft drinks segment increased to 17.4% in June 2003, up 160 basis points versus the prior quarter. Market share of Guaraná Antarctica at 8.5% this second quarter was up 70 basis points relative to March 2003, and Pepsi’s share grew by 90 basis points to 6.1% from 5.2% due to the Pepsi Twist effect.

Net sales per hectoliter in the quarter grew 15.5% to R$67.2. Compared to first quarter 2003, net sales per hl declined by 0.6% mainly as a result of a change in the sales mix towards PET presentation and higher taxation.

Cost of goods sold per hectoliter, excluding depreciation, increased by 12.8% to R$44.6, mainly driven by the depreciation of the currency (including the additional impact of our hedging policy) in the last 12 months, the increase in the price of some dollar-linked costs (primarily sugar and PET resin) and the increase in other indirect costs. These effects were partially compensated by the change in the sales mix and AmBev’s focus to reduce costs, which resulted in lower labor costs and fixed costs.

CSD + Nanc 2Q03 Highlights
-----------------------------------------
CSD
Guaraná + Pepsi (vol)            +10.0%
Total CSD volume                  -0.4%
Net Sales/hl                     +15.5%
Gross Profit                     +24.4%
EBITDA                          +198.0%
EBITDA/hl                       +199.1%
EBITDA margin                     14.2%
                                 +8.7pp
Nanc
Total Nanc volume                -14.6%
Net Sales/hl                     +19.1%
Gross Profit                      +1.9%
EBITDA                             n.m.
EBITDA/hl                          n.m.
EBITDA margin                      0.4%
-----------------------------------------

Concerning the hedge of our variable costs FX exposure, during the quarter AmBev’s CSD production costs were R$11.8 million higher than they would have been without the currency hedge. This amount is the difference between the average spot exchange rate in the quarter of R$2.99=US$1.00 and AmBev’s cash COGS locked in exchange rate in the quarter of R$3.31=US$1.00, adjusted for the company’s cost structure and volumes in the quarter. We are including this loss in the calculation of the commitment to generate real savings in 2003 versus 2002.

Selling, general and administrative expenses (including direct distribution and depreciation) reached R$74.2 million in the quarter, an amount that is fairly stable relative to the R$73.5 million figure reported in the second quarter 2002. More efficient marketing spend and other savings compensated for the effect of an increase in direct distribution expenses and higher depreciation.

EBIT for the segment this quarter was R$10.2 million. This compares with a negative R$5.7 million in second quarter 2002. EBITDA was R$38.9 million compared to R$13.0 million in the second quarter of 2002.

Non-Alcoholic Non-Carbonated Soft Beverages (Nanc)

Nanc net sales reached R$27.1 million, remaining almost flat relative to the year-ago quarter (R$26.7 million). Except for Gatorade, Nanc sales volumes (e.g. Lipton Ice Tea, water, etc.) declined year over year. The decline in sales volumes was offset by higher net revenues per hectoliter due to a better brand mix.

EBITDA was breakeven -- R$0.1 million -- for the quarter versus a loss of R$1.4 million in second quarter 2002. The improvement in the EBITDA yoy is a consequence of stronger profitability in Gatorade and water.

Other Products Brazil

This segment is comprised of malt sales to third parties and by-products. Net sales for the second quarter of 2003 amounted to R$56.3 million, 79.9% above the same period last year, basically due to higher sales of malt. EBITDA from this segment was R$18.7 million versus R$15.8 million in the second quarter 2002. The increase in the EBITDA is directly related to higher sales of malt to third parties.

International Operations

Note: Reflecting the change in the company’s disclosure policy implemented in the first quarter 2003, AmBev’s international operations include its proportional stake (40.9%) in Quinsa as well as AmBev’s other international operations, currently Venezuela. The increase in our economic interest in Quinsa to 40.9% in the second quarter 2003 from 40.5% in the first quarter 2003 is due to the purchase of additional class B shares of Quinsa in the marketplace during the quarter, as contemplated in the AmBev/Quinsa shareholders’ agreement. The 40.9% economic interest represents AmBev’s average stake during the quarter, although each month of operations was consolidated at the appropriate percentage of ownership.

Second quarter 2002 pro-forma financials were adjusted by the “minorista” inflation up to June 2003 and then converted into US dollars at the prevailing exchange rate. There are certain differences between Luxembourg GAAP and Brazilian GAAP. However, there was a major downward adjustment in Quinsa’s second quarter 2002 EBITDA in Luxembourg GAAP as a result of a change in the company’s accounting policy (please refer to Quinsa’s first quarter press release for additional information). The change in the method of allocating fixed costs and expenses to interim periods throughout the year reduced Quinsa’s second quarter 2002 EBITDA by US$15.1 million (the amount originally reported in the press release for the second quarter 2002 was reduced downward by this amount).

As a result of the differences between Brazilian GAAP and Luxembourg GAAP, as well as due to some temporary adjustments in the accounting policies between Quinsa and AmBev, distortions may exist when comparing Quinsa’s numbers as reported by AmBev with Quinsa’s numbers as reported by Quinsa.

Quinsa Beer

In summary, Quinsa’s operations continue to benefit from a combination of factors. In Argentina, the economic climate, while not expansive, has led to increased consumer confidence and spending. Moreover, the currency appreciated during the quarter. The integration process with AmBev's former assets continues according to plan. Quinsa already has the capability to produce Brahma at all of its plants and the integration of the sales and distribution networks is progressing well. In Bolivia, despite the devaluation of the local currency, a good economic environment has helped to fuel volume growth (+15.0% yoy), positively impacting profitability. Volumes in Chile were up by 18.1% on the back of strong performance by Quinsa’s Becker brand. Finally, Quinsa’s performance in Uruguay and in Paraguay also improved on the back of increased volumes and synergies stemming from the integration with the former operations of AmBev.

Quinsa’s total beer volumes reached 2,693,000 hl in the second quarter 2003 representing 8.8% volume growth yoy (note that we are using pro-forma figures for second quarter 2002). In Argentina, Quinsa realigned its prices by approximately 10% in March 2003. Moreover, during the quarter, the pricing gap between the Quinsa Cristal brand and the Brahma brand was reduced.

Net revenues in the second quarter 2003 reached US$37.5 million, up 10.3% yoy. The increase in revenues is the result of higher sales volumes, revenue management and the appreciation of the currency in Argentina and Paraguay. Quinsa’s beer gross margin increased to 46.6% in second quarter 2003 from 29.5% in the year-ago quarter. This improvement is not only the result of top line growth in second quarter 2003, but also a consequence of abnormally high inventory costs in Argentina in second quarter 2002. As Quinsa’s functional currency is the US dollar, after the devaluation of the Argentinean Peso in 2002, the company was carrying some expensive inventory that was built-up before of the devaluation. This negatively impacted profitability in 2002, but did not happen in 2003.

Cash SG&A as a percentage of net sales declined to 31.7% in the second quarter 2003 from 36.7% in the second quarter 2002. The decline in SG&A expenses is a result of synergies related to the combination with AmBev and the integration of the soft drinks and the beer businesses (except for the sales force, the remaining structure has been merged), as well as lower labor and personnel expenses.

International Beer Highlights*
------------------------------------------------------
                           2Q03      2Q02%
Sales volume (000 hl)
Quinsa Beer               2,693     2,475       +8.8%
Quinsa CSD                1,235     1,129       +9.4%
Venezuela                   295       313       -5.6%

Net sales per hl (US$/hl)
Quinsa Beer                34.1      33.6       +1.4%
Quinsa CSD                 23.7      24.2       -1.8%
Venezuela                  52.9      57.3       -7.8%
------------------------------------------------------
* Sales volume and revenues/hl correspond to the full Quinsa operation.  However
AmBev just  consolidates  its  proportional  stake (40.9%).  Sales for Venezuela include CSD. In the 2Q02 press release AmBev reported beer volumes for Argentina of  379,000  HL.  This  amount  included  16,000  HL of CSD.  Following  our new reporting  of Quinsa beer and Quinsa CSD we adjusted  our 2Q02  volumes for this effect.

Consolidated EBITDA for beer reached US$10.7 million (R$28.9 million) in the second quarter 2003 versus a pro-forma of US$2.5 million (R$7.9 million) in the year-ago quarter (note again that reported EBITDA in the second quarter 2002 was adjusted downwards due the change in the accounting policy discussed above). EBITDA margin reached 28.4% versus 7.5% in the second quarter 2002. In Brazilian currency, this segment represented 5.2% of AmBev’s consolidated EBITDA.

Quinsa Soft Drinks

On the soft drinks side, profitability continues to benefit from Quinsa’s focus on A-Brands, better pricing and an improvement in the sales mix towards returnable presentations.

Quinsa’s soft drinks volumes reached 1,235,000 hl in the second quarter 2003 representing a 9.4% volume growth yoy. Quinsa’s focus on A-brands has tended to improve the sales mix. Thus, returnable glass has continued to fuel the growth of Pepsi and Seven Up. The combination of these effects and higher sales volumes led to a 7.5% increase in net revenues to US$12.0 million in the second quarter 2003 versus US$11.1 million in second quarter 2002.

Gross margin in the CSD business improved to 20.4% in second quarter 2003 from 9.6% in second quarter 2002. The combination of an improved sales mix and lower inventory costs (note that inventories in second quarter 2002 were also abnormally high in the CSD business due to the devaluation) explain the turnaround in profitability. Cash SG&A as a percentage of net sales declined to 24.7% in the second quarter 2003 from 34.5% in the second quarter 2002. As discussed above, the decline in SG&A expenses is a result of savings related to the integration of the soft drinks and the beer businesses and, benefits of the merger with AmBev.

EBITDA for soft drinks reached US$0.7 million (R$1.4 million) in the second quarter 2003 versus a pro-forma loss of US$1.8 million (R$5.5 million) in the year-ago quarter. EBITDA margin went from a negative 15.8% to a positive 5.6%, a remarkable turnaround considering this is the low season. EBITDA for the segment in Brazilian currency represented less than 1.0% of AmBev’s consolidated EBITDA.

We remain confident that the transaction with Quinsa will result in synergies of about 30% of combined EBITDA in Quinsa’s markets, principally stemming from the areas of: 1) logistics; 2) personnel; 3) marketing; 4) sales; 5) global sourcing; and 6) the cross fertilization of best practices at both companies and revenue management.

Other International Operations

Sales volume (Beer and Malta) in Venezuela declined by 5.6% in the second quarter 2003 relative to the same period of 2002, as our operations continue to be negatively impacted by the economic environment prevailing in that country. For illustrative purposes, sales volumes in the Venezuelan market are estimated to have declined by around 7.0% in the quarter, which indicates that our efforts to improve market share are paying off - AmBev's market share in Venezuela was at 7.3% in June 2003 versus 7.0% in March 2003. Direct sales accounted for 84.0% of total sales, compared to 80.1% in the second quarter of 2002. Profitability was negatively impacted in the quarter by lower prices and higher marketing expenses. Second quarter 2003 EBITDA was a negative US$1.8 million versus a positive US$1.6 million in the same period of 2002.

AMBEV -- CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev Brazil and International Operations results in AmBev’s consolidated financials. Income statements are provided for AmBev’s Brazilian operations as well as for AmBev’s consolidated operations. Consolidated financial statements for second quarter 2002 are pro-forma.

Table 2 -- Geographical                                       Definition
AmBev Brazil (1)                       Beer Brazil + Soft Drinks & Nanc Brazil + Other Products
International Operations (2)      3 months of Quinsa (including. Southco)(a) + 3 months of Venezuela
AmBev Consolidated=(1)+(2)                                       -----
-----------------------------------------------------------------------------------------------------------------------------------
(a) SouthCo stands for AmBev’s beer and CSD operations in Argentina, Uruguay and
Paraguay.  These assets were run by AmBev until January 2003, being  transferred to Quinsa after the conclusion of the strategic alliance.

Net Sales

Net sales for the Brazilian operations during the quarter rose 14.1% to R$1,678.7 million due to a combination of higher sales volumes in the beer business and an increase in revenue per hl for beer and soft drinks. Such increase is the result of AmBev’s revenue management initiatives, which include an improvement in the mainstream beer sales mix and also higher core soft drinks sales. Revenues also benefited from an increase in direct distribution yoy.

Net revenues for international operations increased by 1.6% yoy, basically as a consequence of higher sales stemming from Quinsa.

Consolidated net revenues reached R$1,867.8 million in the quarter, up 12.7% relative to the same period of 2002.

--------------------------------------------------------------------------------
Table 3 -- Net Sales                                                         %
R$ millions                                      2Q03*         2Q02*      Change
--------------------------------------------------------------------------------
Beer Brazil                                    1,321.3       1,174.5       12.5%
Soft Drinks and Nanc                             301.2         264.8       13.7%
Other Products                                    56.3          31.3       79.9%
Total Brazilian Operations                     1,678.7       1,470.7       14.1%
International Operations                         189.1         186.1        1.6%
TOTAL – AmBev Consolidated                     1,867.8       1,656.7       12.7%
--------------------------------------------------------------------------------
Values  may  not  add  due to  rounding.  *The  analysis  of  AmBev’s  Brazilian operations for 2Q03 and 2Q02, as well as of AmBev’s consolidated  financials for
2Q02 is based on pro-forma figures.

Cost of Goods Sold

Cash cost of goods sold for the Brazilian Operations increased by 25.3% to R$804.0 million in the second quarter of 2003 versus R$641.8 million in the year-ago quarter (on a per hectoliter basis, total cost of goods sold excluding depreciation was R$46.1, 23.4% higher than the second quarter of 2002). Raw material cost per hectoliter increased by 30.0% yoy and packaging costs per hl increased by 19.7%. On top of that, the company also experienced a yoy increase in other costs, including fuel, energy and others.

The major contributors to the increase in cash COGS were 1) the impact of the depreciation of the currency on dollar-linked variable costs (including the impact of the hedge) and 2) inflationary pressures on local currency denominated costs. The simple combination of these effects would have increased our cash COGS per HL by roughly 23.0%.

On top of that, AmBev’s costs were also additionally pressured by: 1) the price increase of some commodities (e.g.: corn prices increased by 38.7% in local currency, European malt prices and sugar prices in US dollars rose by 20.0% and 25.2% yoy, respectively); 2) a price increase in PET resin, which was up 15.0% in dollar terms yoy, reaching a peak in April 2003; and, 3) price increases of indirect costs such as electricity, oil, and natural gas (e.g. natural gas prices rose by 42.0% yoy).

Fortunately, however, the impact of these additional factors were almost fully offset as a consequence of recurring improvements witnessed on several fronts during the quarter. During second quarter 2003 AmBev was able to: 1) increase yields and reduce losses through a higher focus on efficiency on the factory floor (e.g.: loss of beer raw material declined by 19.0% yoy, loss of aluminum cans decreased by 41.0% yoy and, energy consumption fell by 7.0% yoy); 2) increase line efficiency in more than four hundred basis points, which enabled us to reduce the direct labor force by 7.0% yoy, causing labor costs to decline despite inflationary pressures; and 3) further reduce fixed costs through centralization, plant activity optimization and development of alternative suppliers for parts.

Going forward, as there are favorable trends for some commodities such as corn (which price in July was below the average price in second quarter 2003) and PET Resin (which price in July was 13.0% lower than the average in second quarter), we are confident that our efficiency will become more evident. In addition, we will keep working hard to: 1) achieve further reductions of prices of raw material, packaging and utilities through negotiation, development of new national and international suppliers and tolling operations; 2) reduce costs and increase yields though the launching of several multifunctional initiatives and projects such as the entrance in the “Mercado Livre de Energia” and some developments in Packaging Engineering ; 3) further increase process and packaging efficiency through growing focus on plant floor execution, enabling us to push labor costs down; and 4) further reduce fixed costs through centralization and development of suppliers. We believe these factors could generate additional savings for the company, justifying the revision in our commitment to reduce costs and expenses in 2003.

Depreciation per hl declined by 18.1% in the quarter yoy since we closed some production lines and soft drinks plants in 2002.

Total COGS for international operations declined by 13.1% yoy since Quinsa’s COGS fell.

Consolidated COGS reached R$982.3 million in the quarter, up 15.5% relative to the same period in 2002. Consolidated COGS per hl rose by 13.3%.

--------------------------------------------------------------------------------
Table 4 -- Cost Breakdown                                                    %
R$/hl                                                   2Q03*    2Q02*    Change
--------------------------------------------------------------------------------
Brazilian Operations
Raw Material                                             14.5     11.1     30.0%
Packaging                                                20.8     17.4     19.7%
Labor                                                     2.7      2.8     -4.2%
Depreciation                                              3.9      4.7    -18.1%
Other                                                     8.1      6.0     35.3%
Total – Brazilian Operations                             49.9     42.1     18.7%
Cost of Goods Sold Excluding Depreciation (Brazil)       46.1     37.3     23.4%
--------------------------------------------------------------------------------
International Operations                                 58.1     71.2    -18.3%
TOTAL - AmBev Consolidated                               50.7     44.8     13.3%
-------------------------------------------------------------------------------
Values may not add to  rounding.  COGS per hl for  international  operations  is based on our proportional  consolidation of Quinsa (including Southco) and three months of volumes for Venezuela.  * The analysis of AmBev’s Brazilian operations for 2Q03 and 2Q02,  as well as of AmBev’s  consolidated  financials  for 2Q02 is based on pro-forma figures.

--------------------------------------------------------------------------------
Table 5 -- Cost Breakdown                                                    %
R$ millions                                            2Q03*     2Q02*    Change
--------------------------------------------------------------------------------
Brazilian Operations
Raw Material                                           252.3     191.2     31.9%
Packaging                                              363.7     299.5     21.4%
Labor                                                   47.3      48.7     -2.8%
Depreciation                                            67.9      81.7    -16.9%
Other                                                  140.7     102.5     37.2%
Total – Brazilian Operations                           871.8     723.6     20.5%
Cost of Goods Sold Excluding Depreciation (Brazil)     804.0     641.9     25.2%
--------------------------------------------------------------------------------
International Operations                               110.4     127.1    -13.1%
TOTAL -- AmBev Consolidated                            982.3     850.7     15.5%
--------------------------------------------------------------------------------
Values may not add to rounding.  COGS per hl for  international  operations  are based on our proportional  consolidation of Quinsa (including Southco) and three months of volumes for Venezuela.  * The analysis of AmBev’s Brazilian operations for 2Q03 and 2Q02,  as well as of AmBev’s  consolidated  financials  for 2Q02 is based on pro-forma figures.

Commitment to Reduce Costs

As detailed previously, the increase in cash COGS for Brazilian operations in the quarter is almost fully explained by currency depreciation and inflationary pressures, given that efficiency gains (discussed above), were able to practically offset the impact of the increase in the price of the commodities and indirect costs. To be precise, in real terms, eliminating the impact of the currency depreciation and of the inflation, and adjusting for volumes and mix, our cash COGS would have increased by modest R$0.5 million yoy in real terms. Concerning our commitment to generate savings in real terms in 2003 versus 2002, as we decided to include the impact of the currency hedge (R$41.0 million) in our calculation of real savings for the second quarter, we come up with a real loss of R$41.5 million (R$41.0 million of the currency hedge plus the R$0.5 million).

Operating Expenses

Selling, General and Administrative Expenses

Selling, general and administrative expenses (including direct distribution and depreciation) for the Brazilian operations were almost stable relative to the same period last year as the decline in selling expenses was offset by higher direct distribution and depreciation expenses.

Selling expenses totaled R$122.2 million, a 26.0% (R$42.9 million) reduction compared to the second quarter 2002. The decline in selling expenses is a consequence of: 1) the postponement of some expenses; 2) more efficient investments; 3) higher merchandising rebates from third-party distributors since sales volumes increased yoy; and, 4) other savings. General and administrative expenses increased 8.3% (or R$6.9 million) to R$89.4 million as a consequence of higher IT expenses and expenses with personnel, which were accompanied by a reduction in personnel expenses in the field.

Of the R$36.0 million decline in cash SG&A yoy, approximately R$27.0 million shall be expensed going forward. The balance – R$9.0 million – is the result of the company’s commitment to reduce cash SG&A in real terms during 2003. By adding the impact of inflation to this amount, the decline in SG&A expenses increases to R$35.1 million in real terms. As mentioned previously, its important to stress that real SG&A savings already exceeded our initial expectations due to better negotiation with suppliers, more efficient spend and a tight grip on expenses. Going forward the company does not anticipate significant savings on the SG&A front, as expenses that were postponed should take place and the comps become more difficult. As mentioned in our first quarter 2003 press release, SG&A savings were expected to be concentrated in the first half of the year.

Cash SG&A expenses for International Operations were 6.3% below the same period last year.

Depreciation and amortization for the Brazilian operations rose 14.7% to R$88.7 million due to the expansion of our direct distribution network and sub-zero cooler placement at strategically located and high volume points of sale.

Depreciation expenses for International Operations were 32.3% above the same period last year.

Consolidated SG&A reached R$520.2 million in the quarter, stable yoy.

Direct Distribution Expenses

Direct distribution for Brazilian operations accounted for 34.6% of total sales volume during the quarter, compared to 32.5% during the same period last year. Direct distribution expenses in Brazil were R$137.2 million in the quarter, or 18.6% above the year-ago quarter. The increase in direct distribution costs is explained by higher sales volume. Domestic direct distribution cost per hectoliter reached R$22.7 in the quarter, 9.7% above the R$20.7 per hectoliter registered in the second quarter 2002. The increase in direct distribution costs per hl is a function of higher sales to bars and restaurants, which present a higher distribution cost per hl relative to distribution to supermarkets, but are more profitable. In addition, costs were also negatively impacted by an increase in other costs such as diesel fuel.

Direct distribution cost for International Operations increased by 20.2% to R$10.3 million.

Consolidated direct distribution costs reached R$147.5 million in the quarter, up 18.7% relative to the same period in 2002 due to the factors discussed above.

Provision for Contingencies

Second quarter provisions for the Brazilian operations totaled R$26.8 million. This amount includes a R$14.9 million labor provision, R$6.1 million related to a dispute regarding whether financial income is subject to PIS/COFINS tax and other provisions. There were no provisions for International operations.

Other Operating Income, Net

Net other operating expenses for the Brazilian operations during the second quarter totaled R$151.7 million. This amount is primarily comprised of R$144.0 million related to foreign exchange variation on AmBev’s investments in international operations – Quinsa contributed R$112.2 million, while other international operations (Venezuela and AmBev’s malting plants) made up the difference - as the Brazilian currency appreciated during the quarter and R$49.4 million of goodwill amortization (Antarctica, Astra, Cympay, Salus, Quinsa and others). These negative effects were partially compensated by a R$38.6 million gain related to tax incentives realized by AmBev’s subsidiaries (mainly CBB). All other items amounted to a gain of R$3.1 million.

Net other operating expenses for International operations in the quarter reached R$1.4 million. Quinsa’s operation contributed a loss of R$2.3 million, while our operations based in Venezuela contributed a gain of R$0.9 million.

Financial Income and Financial Expenses

AmBev’s Brazilian foreign currency exposure remains fully protected by hedging transactions, which involve cash investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives. According to Brazilian Corporate Law accounting principles, liabilities must be recorded on an accrual basis rather than market value, while assets must be recorded at the lower of market value or accrual basis (accrual basis is calculated using the terms of the contracts between the Company and the counterpart as the reference). Therefore, volatility in Real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

During the second quarter, the U.S. dollar coupon for securities maturing in 2008 decreased from 14.2% p.a. to 9.4% p.a. and the U.S. dollar coupon for securities maturing in 2004 decreased from 8.8% p.a. to 4.6% p.a., causing a significant gain in the market value of these securities. On June 30, 2003, as the market value of our hedge instruments was higher than their accrual value, we had to book the assets based on accrual basis rather than at market value. Had the company been able to reflect its assets at market value it would have realized a gain of R$96.3 million.

--------------------------------------------------------------------------------
Table 6 -- Breakdown of Net Financial Result
R$ millions                                                  2Q03*        2Q02*
--------------------------------------------------------------------------------
Financial income
Financial income on cash and cash equivalents               40,357       32,979
Foreign exchange gains (losses) on assets                 (114,462)     240,070
Swap and forward activities (*)                             13,437      580,638
Interest on taxes, contributions and deposits               16,865        7,601
Other                                                       (6,923)       5,106
Total – Brazilian Operations                               (50,726)     866,393

Financial expense
Interest expense on local currency debt                     34,477       24,729
Interest expense on foreign currency debt                   72,660       71,743
Foreign exchange losses (gains) on debt                   (465,353)     759,528
Bank charges                                                 1,942        1,664
Taxes on financial transactions                             19,409       25,638
Swap and forward activities                                244,458        9,946
Other                                                       24,792       44,493
Total – Brazilian Operations                               (67,616)     937,740

Net financial result – Brazilian Operations                 16,890      (71,347)
--------------------------------------------------------------------------------
Net financial result—International Operations                8,035           NA
--------------------------------------------------------------------------------
Total AmBev Consolidated                                    24,925           NA
--------------------------------------------------------------------------------
(*) Includes a provision for an adjustment of the value of our hedge instruments from market to accrual basis -- R$96.3 MM.
Values may not add to rounding.  * The analysis of AmBev’s Brazilian  operations for 2Q03 and 2Q02 is based on pro-forma figures.

In the second quarter 2003, net financial income for the Brazilian operations totaled R$16.9 million, compared to a net financial expense of R$71.3 million in the same period last year. Net financial income for International operations reached R$8.0 million in the quarter.

Regarding our capital structure, we delivered on our commitment to enhance the Company’s investment grade credit profile by reducing debt. During this quarter, we amortized roughly R$269.0 million. On June 30, 2003 our net debt for the Brazilian operations was R$2,353.0 million, less than R$2,432.0 million reported on March 31st 2003.

Considering the Brazilian operations, average cost of local currency short and long-term debt was 13.1% and 8.2%, respectively, in Reais. Local currency debt remains composed principally of funding from the Brazilian development bank BNDES. Similarly, our average cost of short and long-term foreign currency debt was 7.5% and 9.6% in dollar terms, respectively. Foreign currency debt is comprised principally of the Senior Notes and the Syndicated Loan, both issued in 2001.

--------------------------------------------------------------------------------
Table 7 -- Debt Position – Brazilian Operations      Local    Foreign      Total
R$ millions                                        Currency   Currency
--------------------------------------------------------------------------------
Short-Term Debt                                      285.7      206.8      492.5
Long-Term Debt                                       700.3    2,546.1    3,246.5
Total                                                986.0    2,752.9    3,738.9
--------------------------------------------------------------------------------
Cash and Marketable Securities                                           1,385.9
Net Debt                                                                 2,353.0
--------------------------------------------------------------------------------
Values may not add due to rounding.

Consolidated Balance Sheet

Including our proportional stake in Quinsa and our operations in Venezuela in our balance sheet, consolidated net debt was R$2,626.6 million in the second quarter 2003. Short-term debt reached R$941.1 million and long-term debt reached R$3,289.3 million.

--------------------------------------------------------------------------------
Table 8 -- Debt Position – AmBev Consolidated        Local    Foreign      Total
R$ millions                                        Currency   Currency
--------------------------------------------------------------------------------
Short-Term Debt                                      285.7      655.4      941,1
Long-Term Debt                                       700.3    2,588.9    3,289.3
Total                                                986.0    3,244.4    4,230.4
--------------------------------------------------------------------------------
Cash and Marketable Securities                                           1,603.8
Net Debt                                                                 2,626.6
--------------------------------------------------------------------------------
Values may not add due to rounding.

Net Income

Net income for Brazilian operations during the quarter reached R$139.5 million, compared to R$382.4 million in second quarter 2002. Consolidated net income, which is the basis for the calculation of dividends, reached R$128.5 million in second quarter 2003 (first half 2003 consolidated net income is at R$637.5 million). Consolidated earnings per ADR (based on total numbers of shares minus shares not entitled to dividends) were US$0.11 (R$0.34) in the second quarter 2003. Consolidated net income was also affected by:

• Non-Operating Income/Expense

During the second quarter of 2003, consolidated non-operating expenses amounted to R$11.9 million, composed primarily of expenses related to the Quinsa restructuring process that amounted R$11.6 million.

• Income Tax and Social Contribution

The consolidated amount provisioned for income tax and social contribution during the quarter was R$79.7 million. At the full tax rate of 34%, second quarter income tax provision would have amounted to R$68.4 million. The provision for income tax was positively affected by: 1) a tax credit originated in one of AmBev’s subsidiaries (R$148.0 million); 2) the provision for interest on own capital (R$39.0 million); and a tax benefit associated with financed sales taxes which were forgiven by the government related to tax incentives (R$13.1 million). On the other hand, non-deductible losses generated in subsidiaries abroad amounted to negative R$205.4 million, and all other items amounted to an additional provision of R$5.9 million.

--------------------------------------------------------------------------------
Table 9 – Income Tax                                                        2Q03
R$ millions
--------------------------------------------------------------------------------
Net income before income tax , social contribution and minorities          201.2
Income tax and social contribution at nominal tax rate                    (68.4)
Tax credit in subsidiary                                                   148.0
Benefit on interest on own capital                                          39.0
Tax incentives                                                              13.1
Non-deductible losses generated in subsidiaries abroad                   (205.4)
Others                                                                     (5.9)
Total                                                                     (79.7)
--------------------------------------------------------------------------------
Values may not add due to rounding.

• Profit Sharing and Contributions

During this quarter, consolidated provision for AmBev’s Brazilian operations employee profit sharing amounted to positive R$2.5 million.

• Minority Interest

On a consolidated basis, minority interest was R$7.0 million in the second quarter of 2003 due to losses in subsidiaries abroad.

RECENT DEVELOPMENTS

Renewal of Buyback Program

On June 10, 2003, AmBev announced that its Board of Directors approved on June 9, 2003 the closing of its R$200.0 million buyback program of common and preferred shares announced on January 23, 2003 and renewed on April 22, 2003 for reaching the determined financial limit of R$200.0 million. The Board of Directors also approved a new share buyback program limited to R$200.0 million. The program is valid for another period of 90 days in accordance with CVM Instruction 10/80. Starting on that day, for a period of 90 days, AmBev may repurchase up to 244,909,395 common shares and 1,811,001,973 preferred shares. Through the renewal of the share buyback program and, upon completion, through the frequent issuance of new buyback programs, AmBev keeps its policy of continuously enhancing shareholder value by combining an efficient use of its strong cash flow generation with a wise management of its capital structure, as evidenced by its investment grade rating in local currency. After investing in core activities that increase profits to shareholders, the Company also remains committed in returning cash to shareholders through share buybacks and dividends. In 2002, AmBev repurchased R$337 million worth of shares and dividends paid totaled R$335 million, evidencing the Company's long-term strategy of returning excess cash to investors. The program to issue put options for each class of shares of AmBev was also renewed in accordance with CVM Instructions 290/98 and 291/98, respecting the limits set for the overall program. In compliance with Article 2 of CVM Instruction 290/98, the volume of put options issued multiplied by their respective strike prices may not exceed 30% of the revenue and capital reserve balance sheet accounts. Also, this amount plus the aggregate amount of cash share repurchases is limited to R$200 million. For more details please visit www.ambev-ir.com.

Minutes of the Meeting of the Board of Directors

On June 11, 2003, the majority of the members of the Board of Directors of Companhia de Bebidas das Américas, decided (i) to elect, with a 3-year mandate, the following members of the Consulting Committee: Mr. Ary Oswaldo Mattos Filho, Mr. José de Maio Pereira da Silva and Mr. Paulo Cezar Castello Branco Chaves de Aragão; (ii) to elect as President of the Consulting Committee Mr. Paulo Cezar Castello Branco Chaves de Aragão; and (iii) fix the annual global remuneration for the members of the Consulting Committee in up to R$500,000.00 (five hundred thousand reais).

For more details please visit www.ambev-ir.com.

Future Changes in the Management Team

On July 1 2003, AmBev announced that its Chief Executive Officer, Magim Rodriguez, was invited to join the Board of Directors next year (2004) as Vice-Chairman. Mr. Rodriguez will remain actively involved in key strategic and operational decisions, joining Victorio De Marchi and Marcel Telles on the Executive Committee.

From 2004 onwards, Carlos Alves de Brito, currently Director of Operations, and Juan Manuel Vergara Galvis, currently Soft Drinks and Non-Alcoholic Non-Carbonated (Nanc) Beverages Director, will be in charge of Mr. Rodriguez’s day to day management activities as the new Chief Operating Officer for Brazilian Operations and Chief Operating Officer for International Operations, respectively. The CSD and Nanc Division will be managed by João M. Castro Neves, currently our IT Executive Officer.

For more details please visit www.ambev-ir.com.

2Q03 EARNINGS CONFERENCE CALL

Date & Time:    Wednesday, August 13th, 2003
                            11:00 am – US Eastern Time
                            12:00 pm – São Paulo Time

Numbers:        US/Canada Participants:           (+1 973) 935-2403
                International Participants:       (+1 973) 935-2403
                Toll Free (Brazil):               (0800) 891-5046
                Toll Free (UK):                   (0800) 068-9199
                Conference Call ID:               4091673 or AmBev

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For additional information, please contact the Investor Relations Department:

               Tobias Stingelin                 Fernando Vichi
               (5511) 2122-1415                (5511) 2122-1414
               acts@ambev.com.br              acfgv@ambev.com.br

                                WWW.AMBEV-IR.COM

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                             Unaudited
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER               June 30, 2003

--------------------------------------------------------------------------------
       01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
AmBev - Segment Financial Information
                                  -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  AmBev Brazil (Pro Forma)
                                  ----------------------------------------------------------------------------------------------------------------------------------------------------           International                           AmBev
                                                Beer Brazil                     CSD & NANC Brazil                      Other Products                   Total AmBev Brazil (1)                   Operations (2)                      Consolidated (3)
                                  -------------------------------------  -----------------------------------  ----------------------------------  ------------------------------------  -----------------------------------  ------------------------------------
                                        2Q03         2Q02%         2Q03         2Q02%         2Q03         2Q02%         2Q03         2Q02%         2Q03         2Q02%         2Q03         2Q02%
Volumes (000 hl)                       13,109       12,793        2.5%       4,348        4,411       -1.4%                                           17,457       17,204        1.5%       4,223        3,917        7.8%      21,680       21,121        2.7%
R$ million
Net Sales                             1,321.3      1,174.5       12.5%       301.2        264.8       13.7%        56.3         31.3       79.9%     1,678.7      1,470.7       14.1%       189.1        186.1        1.6%     1,867.8      1,656.7       12.7%
COGS                                   (621.9)      (521.1)      19.3%      (213.0)      (193.3)      10.2%       (37.0)        (9.1)     305.0%      (871.9)      (723.5)      20.5%      (110.4)      (127.1)     -13.1%      (982.3)      (850.6)      15.5%
Gross Profit                            699.4        653.5        7.0%        88.1         71.5       23.2%        19.3         22.2      -12.8%       806.9        747.1        8.0%        78.6         59.0       33.3%       885.5        806.1        9.8%
SG&A                                   (356.4)      (352.2)       1.2%       (80.5)       (80.4)       0.1%        (0.6)        (8.1)     -92.1%      (437.5)      (440.7)      -0.7%       (82.7)       (81.7)       1.2%      (520.2)      (522.4)      -0.4%
EBIT                                    343.0        301.3       13.8%         7.6         (8.9)       n.m.        18.7         14.0       33.1%       369.3        306.5       20.5%        (4.1)       (22.7)     -82.1%       365.3        283.7       28.7%
Depr. & Amort.                         (125.2)      (136.7)      -8.4%       (31.3)       (20.6)      52.5%         0.0         (1.8)    -100.0%      (156.5)      (159.0)      -1.6%       (29.1)       (29.0)       0.4%      (185.6)      (188.0)      -1.3%
EBITDA                                  468.2        438.0        6.9%        39.0         11.7      233.8%        18.7         15.8       18.3%       525.9        465.5       13.0%        25.0          6.3      299.6%       550.9        471.7       16.8%
% of Total EBITDA                       85.0%        92.8%                    7.1%         2.5%                    3.4%         3.3%                   95.5%        98.7%                    4.5%         1.3%

% of Net Sales
Net Sales                              100.0%       100.0%                  100.0%       100.0%                  100.0%       100.0%                  100.0%       100.0%                  100.0%       100.0%                  100.0%       100.0%
COGS                                   -47.1%       -44.4%                  -70.7%       -73.0%                  -65.7%       -29.2%                  -51.9%       -49.2%                  -58.4%       -68.3%                  -52.6%       -51.3%
Gross Profit                            52.9%        55.6%                   29.3%        27.0%                   34.3%        70.8%                   48.1%        50.8%                   41.6%        31.7%                   47.4%        48.7%
SG&A                                   -27.0%       -30.0%                  -26.7%       -30.3%                   -1.1%       -26.0%                  -26.1%       -30.0%                  -43.7%       -43.9%                  -27.9%       -31.5%
EBIT                                    26.0%        25.7%                    2.5%        -3.4%                   33.2%        44.9%                   22.0%        20.8%                   -2.1%       -12.2%                   19.6%        17.1%
Depr. & Amort.                          -9.5%       -11.6%                  -10.4%        -7.8%                    0.0%        -5.6%                   -9.3%       -10.8%                  -15.4%       -15.6%                   -9.9%       -11.3%
EBITDA                                  35.4%        37.3%                   12.9%         4.4%                   33.2%        50.5%                   31.3%        31.6%                   13.2%         3.4%                   29.5%        28.5%

Per Hectoliter (R$/hl)
Net Sales                               100.8         91.8        9.8%        69.3         60.0       15.4%                                             96.2         85.5       12.5%        99.5        104.3       -4.5%        96.5         87.2       10.6%
COGS                                    (47.4)       (40.7)      16.5%       (49.0)       (43.8)      11.8%                                            (49.9)       (42.1)      18.8%       (58.1)       (71.2)     -18.3%       (50.7)       (44.8)      13.3%
Gross Profit                             53.4         51.1        4.5%        20.3         16.2       25.0%                                             46.2         43.4        6.4%        41.4         33.1       25.2%        45.7         42.5        7.8%
SG&A                                    (27.2)       (27.5)      -1.2%       (18.5)       (18.2)       1.6%                                            (25.1)       (25.6)      -2.2%       (43.5)       (45.8)      -5.0%       (26.9)       (27.5)      -2.3%
EBIT                                     26.2         23.6       11.1%         1.8         (2.0)       n.m.                                             21.2         17.8       18.8%        (2.1)       (12.7)     -83.2%        18.9         14.9       26.3%
Depr. & Amort.                           (9.5)       (10.7)     -10.6%        (7.2)        (4.7)      54.7%                                             (9.0)        (9.2)      -3.0%       (15.3)       (16.2)      -5.7%        (9.6)        (9.9)      -3.1%
EBITDA                                   35.7         34.2        4.3%         9.0          2.6      238.6%                                             30.1         27.1       11.3%        13.2          3.5      275.5%        28.5         24.8       14.6%
----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Note:  volumes  shown  above  refer  to  total  sales  volumes,   not  only  our
proportional  consolidation.  However,  in order to  calculate  per HL  figures, proportional volumes were used in order to assure consistency.
(1)  Figures  for AmBev  Brazil are pro forma for 2Q02 and 2Q03,  and consist of
Brazilian Beer, CSD & Nanc and Others segments.
(2)  Figures  for   International   Operations   are  based  on  a  proportional
consolidation  of Quinsa  operations  plus  Venezuela.  Numbers for 2Q02 are pro forma.
(3)  Figures  for AmBev  Consolidated  consist of AmBev  Brazil +  International
Operations. Figures for 2Q02 are pro forma.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                             Unaudited
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER               June 30, 2003

--------------------------------------------------------------------------------
       01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENT
                                                    ---------------------------------------------------------------------------------------------
                                                                      AmBev Brazil                                   AmBev Consolidated
                                                    -----------------------------------------------    ------------------------------------------
Corporate Law                                              Pro Forma        Pro Forma          %                          Pro Forma         %
R$ 000                                                        2Q03             2Q02                          2Q03            2Q02

Net Sales                                                  1,678,732        1,470,663        14.1%        1,867,792       1,656,742        12.7%
Cost of Goods Sold                                          (871,863)        (723,515)       20.5%         (982,305)       (850,596)       15.5%
Gross Profit                                                 806,869          747,148         8.0%          885,488         806,146         9.8%
Gross Margin (%)                                               48.1%            50.8%                         47.4%           48.7%

   Selling Expenses                                         (122,219)        (165,162)      -26.0%         (167,635)       (212,867)      -21.2%
      % of sales                                                7.3%            11.2%                          9.0%           12.8%
   Direct Distribution Expenses                             (137,215)        (115,666)       18.6%         (147,503)       (124,229)       18.7%
      % of sales                                                8.2%             7.9%                          7.9%            7.5%
   General &Administrative                                  (89,437)         (82,548)        8.3%         (103,258)        (98,045)        5.3%
      % of sales                                                5.3%             5.6%                          5.5%            5.9%
   Depreciation & Amortization                               (88,663)         (77,314)       14.7%         (101,849)        (87,282)       16.7%
Total SG&A                                                  (437,534)        (440,690)       -0.7%         (520,246)       (522,422)       -0.4%
      % of sales                                               26.1%            30.0%                         27.9%           31.5%

EBIT                                                         369,335          306,458        20.5%          365,242         283,725        28.7%
      % of sales                                               22.0%            20.8%         5.6%            19.6%           17.1%        14.2%

Provisions, Net                                              (26,792)          (2,225)     1104.0%          (26,792)
Other Operating (Expense)                                   (151,655)          91,012         n.m.         (153,103)
Equity Income                                                      0              106      -100.0%              298
   Interest Expense                                           67,616         (937,740)        n.m.           53,552
   Interest Income                                           (50,726)         866,393         n.m.          (28,627)
Net Interest Income (Expense)                                 16,890          (71,347)        n.m.           24,925
Non-Operating Income (Expense)                                  (819)         (47,780)      -98.3%          (11,891)
Income Before Taxes                                          206,959          276,224       -25.1%          198,679
Provision for Income Tax/Social Contrib.                     (79,750)          96,709         n.m.          (79,676)
Profit Sharing & Bonuses                                       2,511           (8,766)        n.m.            2,511
Minority Interest                                              9,820           18,203       -46.0%            6,994

Net Income                                                   139,541          382,369       -63.5%          128,508
      % of sales                                                8.3%            26.0%                          6.9%

Depreciation and Amortization                                156,529          159,004        -1.6%          185,631         188,004        -1.3%
EBITDA                                                       525,864          465,462        13.0%          550,874         471,729        16.8%
      % of sales                                               31.3%            31.6%                         29.5%           28.5%
-------------------------------------------------------------------------------------------------------------------------------------------------
Notes:  Figures for AmBev Brazil are pro forma for 2Q02 and 2Q03, and consist of
Brazilian Beer, CSD & Nanc and Others segments.  Figures for AmBev  Consolidated consist of AmBev Brazil + International Operations, and are pro forma for 2Q02.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                             Unaudited
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER               June 30, 2003

--------------------------------------------------------------------------------
       01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENT
                                                --------------------------------------------------------------------------------------------
                                                                AmBev Brazil                                 AmBev Consolidated
                                                --------------------------------------------    --------------------------------------------
Corporate Law                                        Pro Forma       Pro Forma         %                              Pro Forma          %
R$ 000                                                  1H03           1H02                           1H03               1H02

Net Sales                                            3,455,301       3,039,913        13.7%         3,852,985         3,440,640       12.0%
Cost of Goods Sold                                  (1,745,651)     (1,493,857)       16.9%        (1,965,251)       (1,743,832)      12.7%
Gross Profit                                         1,709,650       1,546,056        10.6%         1,887,734         1,696,809       11.3%
Gross Margin (%)                                         49.5%           50.9%                          49.0%             49.3%

   Selling Expenses                                   (244,461)       (347,787)      -29.7%          (334,447)         (442,782)     -24.5%
      % of sales                                          7.1%           11.4%                           8.7%             12.9%
   Direct Distribution Expenses                       (268,583)       (227,678)       18.0%          (290,493)         (247,812)      17.2%
      % of sales                                          7.8%            7.5%                           7.5%              7.2%
   General & Administrative                           (171,012)       (167,948)        1.8%          (202,255)         (200,133)       1.1%
      % of sales                                          4.9%            5.5%                           5.2%              5.8%
   Depreciation & Amortization                        (171,400)       (140,040)       22.4%          (196,558)         (157,714)      24.6%
Total SG&A                                            (855,455)       (883,453)       -3.2%        (1,023,752)       (1,048,441)      -2.4%
      % of sales                                         24.8%           29.1%                          26.6%             30.5%

EBIT                                                   854,195         662,602        28.9%           863,982           648,368       33.3%
      % of sales                                         24.7%           21.8%                          22.4%             18.8%

Provisions, Net                                        (45,097)        (42,256)        6.7%           (52,797)
Other Operating (Expense)                             (228,670)         90,108         n.m.          (208,376)
Equity Income                                                0             106      -100.0%            (1,526)
   Interest Expense                                     29,432      (1,105,456)        n.m.             3,567
   Interest Income                                     345,215         975,087       -64.6%           402,537
Net Interest Income (Expense)                          374,648        (130,369)        n.m.           406,105
Non-Operating Income (Expense)                         (17,132)        (51,995)      -67.1%           (28,311)
Income Before Taxes                                    937,944         528,195        77.6%           979,076
Provision for Income Tax/Social Contrib.              (326,034)        129,145         n.m.          (332,052)
Profit Sharing & Bonuses                                (8,520)        (33,736)      -74.7%            (8,520)
Minority Interest                                        3,707          40,622       -90.9%            (1,033)

Net Income                                             607,096         664,226        -8.6%           637,471
      % of sales                                         17.6%           21.9%                          16.5%

Depreciation and Amortization                          308,844         312,356        -1.1%           364,010           360,533        1.0%
EBITDA                                               1,163,038         974,958        19.3%         1,227,992         1,008,901       21.7%
      % of sales                                         33.7%           32.1%                          31.9%             29.3%
--------------------------------------------------------------------------------------------------------------------------------------------
Notes:  Figures for AmBev Brazil are pro forma for 1H02 and 1H03, and consist of
Brazilian Beer, CSD & Nanc and Others segments.  Figures for AmBev  Consolidated consist of AmBev Brazil + International Operations, and are pro forma for 1H02.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                             Unaudited
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER               June 30, 2003

--------------------------------------------------------------------------------
       01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET
                                                          -----------------------------------------------------------------------
                                                                         AmBev Brazil                           AmBev
Corporate Law                                                     Pro Forma         Pro Forma               Consolidated
R$000                                                              Jun 2003          Mar 2003          Jun 2003         Mar 2003
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                              1,243,375         1,379,797        1,298,918         1,601,911
Marketable Securities                                               142,565           459,971          304,869           459,971
Accounts Receivable                                                 289,039           341,350          321,188           395,919
Inventory                                                           734,619           828,446          827,240           952,790
Associated                                                                -                 -                -                 -
Recoverable Taxes                                                   444,776           498,229          461,755           513,415
Accounts in Advance                                                  10,046             6,468           11,046            13,492
Prepaid Expenses                                                    106,064            56,801          106,985            66,830
Dividend Receivable                                                       -                 -                -                 -
Other                                                               230,071           197,407          250,301           211,090
                                                          -----------------------------------------------------------------------
Total Current Assets                                              3,200,556         3,768,470        3,582,302         4,215,419

Recoverable Taxes                                                 1,974,413         1,843,632        2,044,523         1,906,414
Receivable from Employees/Financed Shares                           255,110           342,824          255,110           342,824
Deposits/Other                                                      616,745           556,757          639,066           582,537
                                                          -----------------------------------------------------------------------
Total Long-Term Assets                                            2,846,269         2,743,212        2,938,699         2,831,775

Investments                                                       2,163,011         2,304,507        1,735,203         1,856,908
Property, Plant & Equipment                                       2,843,679         2,860,499        3,591,253         3,691,412
Deferred                                                             69,707            74,793          102,789           110,333
                                                          -----------------------------------------------------------------------
Total Permanent Assets                                            5,076,397         5,239,799        5,429,244         5,658,654

                                                          -----------------------------------------------------------------------
TOTAL ASSETS                                                     11,123,222        11,751,481       11,950,246        12,705,848
                                                          =======================================================================

LIABILITIES
Short-Term Debt                                                     492,482           553,155          941,106         1,031,007
Accounts Payable                                                    332,265           525,364          424,943           655,548
Sales & Other Taxes Payable                                         420,696           414,027          429,295           424,225
Dividend Payable                                                    230,122           118,888          233,865           119,399
Salaries & Profit Sharing Payable                                   101,040            88,076          105,035            91,522
Income Tax, Social Contribution, SG&A Other                            396,272           189,142          429,369           234,102
Other                                                               103,576           171,153          122,283           183,013
                                                          -----------------------------------------------------------------------
Total Current Liabilities                                         2,076,453         2,059,806        2,685,897         2,738,815

Long-Term Debt                                                    3,246,468         3,718,616        3,289,262         3,788,041
Accounts Payable                                                          -                 -                -                 -
Income Tax & Social Contribution                                     22,452            22,453           25,071            25,308
Deferred Sales Tax (ICMS)                                           277,447           291,770          277,447           291,770
Provision for Contingencies                                       1,036,078         1,006,946        1,127,278         1,097,104
Pension Funds Provision                                              50,988            52,335           50,988            52,335
Other                                                                 7,007            13,711           21,638            30,177
                                                          -----------------------------------------------------------------------
Total Long-Term Liabilities                                       4,640,441         5,105,832        4,791,684         5,284,735

TOTAL LIABILITIES                                                 6,716,894         7,165,638        7,477,581         8,023,551

MINORITY INTEREST                                                    69,272            85,465          101,207           128,360

Paid in Capital                                                   3,118,277         3,039,493        3,124,059         3,046,244
Reserves and Treasury shares                                        779,633         1,091,400          833,125         1,107,426
Retained Earnings                                                   439,146           369,485          414,274           400,267
                                                          -----------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                              4,337,056         4,500,378        4,371,458         4,553,937

                                                          -----------------------------------------------------------------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                         11,123,222        11,751,481       11,950,245        12,705,848
---------------------------------------------------------------------------------------------------------------------------------
Figures  for  AmBev  Consolidated   consist  of  AmBev  Brazil  +  International
Operations.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                             Unaudited
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Quarterly Information - ITR                                Corporate Legislation
TYPE OF COMPANY: COMMERCIAL, MANUFACTURING AND OTHER               June 30, 2003

--------------------------------------------------------------------------------
       01811-2 COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV 02.808.708/0001-07
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS
                                                               -----------------
                                                                     AmBev
                                                                  Consolidated
R$ 000                                                                2Q03
                                                               -----------------
Cash Flows from Operating Activities
   Net income                                                         128,509
   Adjustments to reconcile net income
     to cash provided by operating activities
      Non-cash Expenses (Income)
        Depreciation and amortization                                 185,631
        Contingencies and liabilites associated with
         tax disputes, including interest                              26,792
        Financial charges on contingencies                              8,080
        (Gain) loss on disposal of PP&E, net                           11,456
        Financial charges on stock option plan                        (5,708)
        Financial charges on taxes and contributions                 (10,060)
        Equity income                                                   (298)
        Financial charges on long-term debt                         (338,289)
        Deferred income tax (benefit) expense                       (141,515)
        Foreign exchange holding effect on assets abroad              105,621
        Unrealized gains (losses) on derivatives transactions         271,438
        Gains on participation on related companies                   (5,819)
        Amortization of goodwill                                       59,825
        Minority interest                                             (6,994)
   (Increase) decrease in assets
     Trade accounts receivable                                         63,462
     Sales taxes recoverable                                           64,785
     Inventories                                                       84,384
     Prepaid expenses                                                (45,809)
     Receivables and other                                          (109,156)
   (Decrease) increase in liabilites
     Suppliers                                                      (187,348)
     Payroll, profit sharing and related charges                       14,224
     Income tax, social contribution, and other taxes payable         210,378
     Cash used for contingencies and legal proceedings                (3,393)
     Other                                                           (79,681)
                                                               -----------------
Net Cash Provided by Operating Activities                            300,516

Cash Flows from Investing Activites
   Proceeds on disposal of property, plant and equipment               5,919
   Marketable securities withdrawn                                   154,072
   Investments in afffiliated companies                             (28,856)
   Property, plant and equipment                                   (168,635)
   Payment for deferred asset                                       (42,525)
                                                               -----------------
Net Cash Provided (Used) in Investing Activities                    (80,025)

Cash Flows from Financing Activites
   Advances to employees for purchase of shares                       93,392
   Dividends, interest distribution and capital decrease paid        (6,619)
   Repurchase of shares in treasury                                (197,130)
   Increase in debt                                                  127,327
   Payment of debt                                                 (269,016)
                                                               -----------------
Net Cash Provided (Used) in Financing Activities                   (252,046)

Forex variations and unrealized gain on cash equivalents,
   marketable securities and swaps                                 (271,438)

Subtotal                                                           (302,993)
--------------------------------------------------------------------------------
Cash and cash equivalents, beginning of period                     1,601,911
Cash and cash equivalents, end of period                           1,298,918
Net increase in cash and cash equivalents                          (302,993)
--------------------------------------------------------------------------------
Note:  Figures for AmBev  Consolidated  consist of AmBev Brazil +  International
Operations.

09.01 – EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

------------------------------------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY           3 - CNPJ (Federal Tax ID)  4 - CLASSIFICATION       5 - EQUITY POSITION     6 - AMBEV SHAREHOLDERS’
                                                                                                                      IN SUBSIDIARY - %         EQUITY - %
------------------------------------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF COMPANY                                            8 - NUMBER OF SHARES HELD IN CURRENT QUARTER     9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER
                                                                                (in thousands)                                   (in thousands)
------------------------------------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------------------------------------
    01     COMPANHIA BRASILEIRA DE BEBIDAS                     60.522.000/0001-83         PRIVATE SUBSIDIARY                          99.71                 47.77
------------------------------------------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL, MANUFACTURING AND OTHER                                                                   9,515,318                                         9,515,318
------------------------------------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------------------------------------
    02     HOHNECK                                                                        PRIVATE SUBSIDIARY                           0.01                 29.67
------------------------------------------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL, MANUFACTURING AND OTHER                                                                      10,000                                            10,000
------------------------------------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------------------------------------
    03     EAGLE DISTRIBUIDORA DE BEBIDAS S.A.                 12.268.405/0001-94         PRIVATE SUBSIDIARY                          99.93                 57.03
------------------------------------------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL, MANUFACTURING AND OTHER                                                                         276                                               276
------------------------------------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------------------------------------
    04     AGREGA INTELIGÊNCIA EM COMPRAS LTDA.                04.294.012/0001-27         PRIVATE SUBSIDIARY                          50.00                 -0.02
------------------------------------------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL, MANUFACTURING AND OTHER                                                                       1,375                                             1,375
------------------------------------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------------------------------------
    05     AROSUCO AROMAS E SUCOS LTDA.                        03.134.910/0001-55         PRIVATE SUBSIDIARY                          99.70                  3.19
------------------------------------------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL, MANUFACTURING AND OTHER                                                                         335                                                 0
------------------------------------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------------
16.01 - OTHER IMPORTANT INFORMATION ON THE COMPANY
---------------------------------------------------------------------------------------------------------------------------------------

COMPLEMENTARY INFORMATION

In addition to the financial statements, the Company presents its cash flow statements in accordance with CVM Notification 01/00 of January 31, 2000, which encourages the disclosure of this information.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the quarters ended June 30, 2003 and 2002.

                                                                                    In thousands of reais
                                                                          --------------------------------
                                                                               06.30.03          06.30.02
                                                                          --------------   ---------------
Operating activities
   Net income for the quarter                                                   128,509           358,673
   Expenses (income) not affecting cash and cash equivalents
     Depreciation and amortization of deferred charges                          185,630           165,900
     Provision for contingencies and liabilities related to tax claims           26,792            71,941
     Financial charges on the provision for contingencies and liabilities
        related to tax disputes                                                   8,080             5,478
     Interest on and variations in the stock ownership plan                      (5,708)          (13,425)
      Equity in affiliates                                                         (298)
     Interest on and variations in taxes and contributions                      (10,060)           (4,445)
     (Gains) losses on sale of property, plant and equipment                     11,456            (1,579)
     Exchange rate variation and charges on financings                         (338,289)          899,349
     Unrealized losses on derivative operations                                 271,438           324,385
     Deferred income tax and social contribution benefits                      (141,515)          (94,204)
     Exchange rate gains on subsidiaries abroad that do not affect cash         105,621           (79,210)
     Amortization of goodwill, net of realized negative goodwill                 59,825            25,320
     Minority interest                                                           (6,994)          (18,202)
     Equity gains in subsidiaries                                                (5,819)

   Decrease (Increase) in assets
     Trade accounts receivable                                                   63,462           101,429
     Taxes recoverable                                                           64,785          (101,812)
     Inventories                                                                 84,384           (23,464)
     Deposits in court                                                          (44,089)          (12,049)
     Accounts receivable from related companies                                  (9,235)           19,298
     Prepaid expenses                                                           (45,809)           12,759
     Other                                                                      (55,832)          (38,656)

   (Decrease) Increase in liabilities
     Suppliers                                                                 (187,348)           (1,921)
     Salaries, profit sharing and social charges                                 14,224            27,573
      Contingency-related disbursements                                          (3,393)          (15,650)
     Income tax, social contribution and other taxes                            210,378           (38,922)
     Other                                                                      (79,679)          119,162
                                                                          --------------   ---------------
Cash generated by operating activities                                          300,516         1,687,728
                                                                          --------------   ---------------

 Investment activities
    Marketable securities (maturity over 90 days)                               154,072           (28,687)
    Cash received on sale of permanent assets                                     5,919            21,007
    Purchase of investments                                                     (28,856)          (24,339)
    Purchase of property, plant and equipment                                  (168,635)          (93,231)
    Expenditures on deferred charges                                            (42,525)          (12,960)
                                                                         ---------------   ---------------
 Cash used in investment activities                                             (80,025)         (138,210)
                                                                         ---------------   ---------------
 Financing activities
    Financings
      Funding obtained                                                          127,327            97,493
      Amortization                                                             (269,016)         (496,017)
    Loans to employees for the purchase of shares                                93,392             2,622
    Share buyback                                                              (197,130)          (37,209)
    Payment of dividends                                                         (6,619)           (7,586)
    Other                                                                                          14,184
                                                                         ---------------   ---------------
 Cash used in financing activities                                             (252,046)         (426,513)
                                                                         ---------------   ---------------
 Effect of unrealized losses on cash and cash equivalents                      (271,438)         (324,385)
                                                                         ---------------   ---------------
 Increase (decrease) in cash and cash equivalents                              (302,993)          798,620
                                                                         ===============   ===============
 Cash and cash equivalents at beginning of the quarter                        1,601,911         2,222,301
 Cash and cash equivalents at end of the quarter                              1,298,918         3,020,921
                                                                         ---------------   ---------------
 Increase (decrease) in cash and cash equivalents                              (302,993)          798,620
                                                                         ===============   ===============

--------------------------------------------------------------------------------
17.01 - REPORT ON SPECIAL REVIEW – WITHOUT QUALIFICATION
--------------------------------------------------------------------------------

Sao Paulo, July 31, 2003.

To the Board of Directors and Shareholders
Companhia de Bebidas das Américas – AmBev

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Companhia de Bebidas das Américas (AmBev) for the quarters and periods ended June 30 and March 31, 2003 and June 30, 2002. This information is the responsibility of the company’s management.

2 Our reviews were performed in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the company with regards to the main criteria adopted for the preparation of the Quarterly Information (ITR), and (b) a review of the material information and of the subsequent events that have, or could have, material effects on the company's financial position and operations.

3 Based on our limited reviews, we are not aware of any significant adjustments which should be made to the Quarterly Information in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to Quarterly Information and in compliance with the regulations of the Brazilian Securities Commission (CVM).

PricewaterhouseCoopers             Paulo Cesar Estevão Netto
Auditores Independentes            Partner
CRC 2SP000160/O-5                  Accountant CRC 1RJ026365-T6 “T” SP002331

FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
Quarterly Information - ITR             Date: June 30, 2003          Pursuant to the Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

                                                           TABLE OF CONTENTS

---------------------------------------------------------------------------------------------------------------
  Group     Table                                      Description                                      Page
---------------------------------------------------------------------------------------------------------------
    01        01    IDENTIFICATION
---------------------------------------------------------------------------------------------------------------
    01        02    HEAD OFFICE
---------------------------------------------------------------------------------------------------------------
    01        03    INVESTOR RELATIONS OFFICER (Address for Correspondence with Company)
---------------------------------------------------------------------------------------------------------------
    01        04    GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS
---------------------------------------------------------------------------------------------------------------
    01        05    CAPITAL COMPOSITION
---------------------------------------------------------------------------------------------------------------
    01        06    COMPANY PROFILE
---------------------------------------------------------------------------------------------------------------
    01        07    COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------------------------------------------
    01        08    CASH DIVIDENDS
---------------------------------------------------------------------------------------------------------------
    01        09    SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR
---------------------------------------------------------------------------------------------------------------
    01        10    INVESTOR RELATIONS OFFICER
---------------------------------------------------------------------------------------------------------------
    02        01    BALANCE SHEET – ASSETS
---------------------------------------------------------------------------------------------------------------
    02        02    BALANCE SHEET – LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------
    03        01    STATEMENT OF INCOME
---------------------------------------------------------------------------------------------------------------
    04        01    NOTES TO THE QUARTERLY STATEMENTS
---------------------------------------------------------------------------------------------------------------
    06        01    CONSOLIDATED BALANCE SHEET – ASSETS
---------------------------------------------------------------------------------------------------------------
    06        02    CONSOLIDATED BALANCE SHEET – LIABILITIES & SHAREHOLDERS’ EQUITY
---------------------------------------------------------------------------------------------------------------
    07        01    CONSOLIDATED STATEMENT OF INCOME
---------------------------------------------------------------------------------------------------------------
    09        01    EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES
---------------------------------------------------------------------------------------------------------------
    16        01    OTHER IMPORTANT INFORMATION ON THE COMPANY
---------------------------------------------------------------------------------------------------------------
    17        01    REPORT ON THE LIMITED REVIEW OF QUARTERLY STATEMENTS - UNQUALIFIED
---------------------------------------------------------------------------------------------------------------
                              COMPANHIA BRASILEIRA DE BEBIDAS
---------------------------------------------------------------------------------------------------------------
                              HOHNECK
---------------------------------------------------------------------------------------------------------------
                              EAGLE DISTRIBUIDORA DE BEBIDAS S.A.
---------------------------------------------------------------------------------------------------------------
                              AGREGA INTELIGÊNCIA EM COMPRAS LTDA.
---------------------------------------------------------------------------------------------------------------
                              AROSUCO AROMAS E SUCOS LTDA.
---------------------------------------------------------------------------------------------------------------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.